Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Ceres Acquisition Corp.

Filer’s Commission File Number: 132-

Subject Company: SH Parent, Inc.

Date: February 22, 2021

This filing relates to the proposed business combination (the “Acquisition”) pursuant to the terms of that certain Business Combination Agreement, dated as of February 21, 2021 (the “Business Combination Agreement”), by and among Ceres Acquisition Corp., a British Columbia corporation (“Ceres”), Ceres Acquisition Corporation, a Delaware corporation, Ceres Subscription Corporation, a Delaware corporation (“Subscription Sub”), and SH Parent, Inc., a Delaware corporation (“Parallel”).

This filing is made for the purpose of filing: (i) an investor presentation used by Ceres and Parallel in presentations to certain of Ceres' stockholders and other persons regarding the Acquisition; (ii) risk factors related to, among other things, investing in Subscription Sub and Ceres, following its domestication into the U.S. as a Delaware corporation as contemplated by the Business Combination Agreement (the “Post-Combination Company”), the business of the Post-Combination Company, and the cannabis business; (iii) a press release announcing the proposed Acquisition; (iv) an investor call script used by Ceres and Parallel on a conference call to discuss the Acquisition; and (v) an e-mail sent by Parallel to its employees regarding the Acquisition.

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DISCLOSURES

CANNABIS-RELATED PRACTICES OR ACTIVITIES ARE ILLEGAL UNDER U.S. FEDERAL LAWS

Parallel derives 100% of its revenues from doing business in the cannabis industry in the U.S. The concepts of "medical cannabis" and "adult-use cannabis" do not exist under U.S. federal law. The U.S. Federal Controlled Substances Act classifies "marihuana" as a Schedule I drug. Accordingly, cannabis-related practices or activities, including, without limitation, the manufacture, sale, importation, possession, use or distribution of cannabis and its derivatives, are illegal under U.S. federal law and the enforcement of the relevant laws poses a significant risk. These laws and their enforcement are in flux and vary dramatically from jurisdiction to jurisdiction. The enforcement of these laws and its effect on the Corporation and the Resulting Company and its business, employees, directors and shareholders are uncertain, and accordingly, involve considerable risk. Strict compliance with state laws with respect to cannabis will neither absolve the Corporation of liability under U.S. federal law, nor will it provide a defense to any federal proceeding which may be brought against the Corporation. Any such proceedings brought against the Corporation may adversely affect the Corporation's and the Resulting Company's operations and financial performance.

NON-GAAP MEASURES, RECONCILIATION AND DISCUSSION

The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by Ceres, Parallel or any entity that is party to the proposed Transaction with the SEC.

Furthermore, some of the projected financial information and data contained in this presentation, such as EBITDA, has not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Parallel and Ceres believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Parallel's financial condition, performance and results of operations. Parallel's management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Parallel and Ceres believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Parallel's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Parallel and Ceres do not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Parallel's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review Parallel's audited financial statements, which will be presented in the prospectus and registration statement to be filed with the SEC and Canadian securities regulators in connection with the proposed Transaction, and not rely on any single financial measure to evaluate Parallel's business. A reconciliation of non-GAAP financial measures in this presentation to the most directly comparable GAAP financial measures is included on page 59 of this presentation.

NO OFFER OR SOLICITATION

This presentation is not a proxy statement or a solicitation of a proxy, consent or authorization with respect to the securities or in respect of the proposed business combination. This presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

5

DISCLOSURES FORWARD LOOKING STATEMENTS (CONT'D) (xl v) hei ghtened scruti ny by regul atory authori ti es, (xl vi ) ri sk of l egal , regul atory or pol i ti cal change, (xl vi i ) general re gul atory and l i censi ng ri sks, (xl vi i ) Paral l el and the Resul ti ng Companymaybesubjectto the ri sk of changes i n Canadi an as wel l as U.S. federal , state and l ocal l aws or regul ati ons, (xl i x) l i mi tati ons on ownershi p of l i censes, (I) Nevada regul atory regi me and transfer and grant of l i censes, (Ii ) regul atory acti on and approval s from the FDA, (Il i ) constrai nts on marketi ng products, (Ii i ) anti -money l aunderi ng l aws and regul ati on, (l i v) the Resul ti ng Company's status as an"EmergingGrowthCompany" under Uni ted States securi ti es l aws, (Iv) di screti on i n the use of proceeds, (Iv) subsequent offeri ngs wi l l resul t i n di l uti o n to sharehol ders of the Resul ti ng Company, (MD voti ng control,and(Iviii)unpredictability caused by capi tal structure and voti ng control . Readers are cauti oned that the foregoi ng l ist i s not exhausti ve. Al l of the forward-l ooki ng statements made i n thi s presentati on are qual i fi ed by these cauti onary statements and other cauti onary statements or other factors contai nedherein.Althoughmanagementbelieves that the expectati ons conveyed by forward -l ooki ng statements herei n are reasonabl e based on i nformati on avai l abl e on the date such forward -l ooki ng statements are made, there can benoassurancethat forward-l ooki ng statements wi l l prove to be accurate, as actual resul ts and future events coul d di ffer materi al l y from those anti ci pa ted i n such statements. T he Corporati o n and Ceresundertakenoobligation to update forward-l ooki ng statements i f ci rcumstances or management's esti mates or opi ni ons shoul d change except as requi red by appl i cabl e secu ri ti es l aws. T he forward-l ooki ng statements contained herei n are presented fo r the purposes of assi sti ng readers i n understandi ng the Corporati on's pl an, obj ecti ves and goal s and may not be appropri ate for other purposes. T he reader i s cautionednottoplace undue rel i ance on forward -looki ng statements. Where appl i cabl e, readers sh oul d al so consi der the other ri sks and uncertai nti es that wi l l be i ncl uded i n the regi strati on statement on Form S -4 ("Form S-4") that Ceres i s expected to fi l e wi th the U.S. Securi ti es and Exchange Commi ssi on (the "SEC") and the prospectus and i nformati on ci rcul ar expected to be fi l ed wi th Canadi an securi ti es regul ators i n connecti on withtheTransactionandotherdocuments fi l ed by Ceres from ti me to ti me wi th the SEC and the Canadi an securi ti es regul atory authori ti es. Ceres and Paral l el urge i nv estors, stockhol ders and other i nterested persons to read, when avai l able,the Form S-4 and the prospectus and i nformation ci rcular expected to be fil ed wi th Canadian securi ties regul ators. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connecti on wi th the T ransacti on, Ceres i s expected to fi l e a Form S -4 wi th the SEC and a prospectus and i nformati on ci rcul ar wi th Canadi an securi ti es regul ators. Ceres and Paral l el urge i nvesto rs, stockhol ders and other i nterested persons to read, when avai l abl e, the Form S -4, i ncl udi ng the prel i mi nary prospectus and amendments thereto and the defi ni ti ve prospectus, as wel l as other documents fi l ed wi th the SEC and documents (i ncl udi ng the prospectus and i nformati on ci rcul ar) expected to be fi l ed wi th Canadi an secur i ti es regul atory authori ti es i n connecti on wi ththeTransaction,asthesematerials wi l l contain i mportant i nformation about Ceres, Paral l el, the Resul ti ng Company and the T ransaction. CAUTIONARY NOTE TO UNITED STATES AND CANADIAN INVESTORS IN MAKING AN INVEST MENT DECISION, INVEST ORS MUST RELY ON T HEIR OWN EXAMINAT ION OF T HE CORPORAT ION, INCLUDING T HE MERIT S AND R ISKS INVOLVED. SECURIT IES OF T HE RESULT ING COMPANY HAVE NOT BEEN APPROVED OR DISAPPROVED BY T HE SECURIT IES AND EXCHANGE COMMISSION OR BY ANY ST AT E SECURIT IES COMMISSION OR REGULAT ORY AUT HORIT Y, NOR HAVE ANY OF T HE FOREGOING AUT HORIT IES OR ANY CANADIAN PROVINCIAL SECURIT IES REGULAT OR PASSED ON T HE ACCURACY OR ADEQUACYOF T HIS PRESENT AT ION. ANY REPRESENTATION T O THE CONT RARY IS A CRIMINAL OFFENSE. U.S. DISCLAIMER T he securi ti es of the Corporati on have not been regi stered under the U.S. Securi ties Act of 1933, as amended (the "U.S. Secur ities Act"), or any state securi ti es l aws and may not be offered and sol d i n the Uni ted States except pursuant to an exemption from the registrati on requirements of the U.S. Securi ti es Act. Any securi ti es of the Corporati on sol d i n the Uni ted States wi l l be "restri cted securi ti es" wi thi n the meani ng of Rul e 144 un der the U.S. Securi ties Act. Such securi ti es may be resol d, pl edged or

DISCLOSURES CANNABIS-RELATED PRACTICES OR ACTIVITIES ARE ILLEGAL UNDER U.S. FEDERAL LAWS Paral l el deri ves 100% of i ts revenues from doi ng busi ness i n the cannabi s i ndustry i n the U.S. T he concepts of "medi cal canna bi s" and "adul t-use cannabi s" do not exi st under U.S. federal l aw. T heU.S. Federal Control l ed Substances Act cl assi fi es "mari huana " as a Schedul e I drug. Accordi ngl y, cannabi s-rel ated practi ces or acti vi ti es, i ncl udi ng, wi thout l i mi tati on, the manufacture, sal e, i mportati on, possessi on, use or di stri buti on of cannabi s and i ts deri vati ves, are i l l egal under U.S. federal l aw and the en forcement of the rel evant l aws poses a si gni fi cant ri sk. T hese l aws and thei r enforcement arein fl ux and vary dramati cal l y from j uri sdi cti on to j uri sdi cti on. T he enforcement of these l aws and i ts effect on the Corporati on and the Resul ti ng Company and i ts busi ness, empl oyees,directorsandshareholders are uncertai n, and accordi ngl y, i nvol ve consi derabl e ri sk. Stri ct compl i ance wi th state l aws wi th respect to cannabi s wi l l ne i ther absol ve the Corporati on of l i abi l i ty under U.S. federal law,norwill itprovidea defense to any federal proceedi ng whi ch may be brought agai nst the Corporati on. Any such proceedi ngs brought agai nst the Corp orati on may adversel y affect the Corporati on'sandtheResultingCompany's operati ons and fi nancial performance. NON-GAAP MEASURES, RECONCILIATION AND DISCUSSION T he fi nanci al i nformati on and data contai ned i n thi s presentati on i s unaudi ted and does not conform to Regul ati on S -X promul gated by the SEC. Accordi ngl y, such i nformationanddatamaynotbeincluded i n, may be adj usted i n, or may be presented di fferentl y i n, any proxy statement, prospectus or regi strati on statement or other report or document to be fi l ed or furni shed by Ceres, Paral l el or any entitythat i s party to the proposed T ransacti on wi th the SEC. Furthermore, some of the proj ected fi nanci al i nform ati on and data contai ned i n thi s presentati on, such as EBIT DA, has not been prepared i n accordance wi th Uni ted States general l yacceptedaccounting pri nci pl es ("GAAP"). Paral l el and Ceres bel i eve these non -GAAP measures of fi nanci al resul ts provi de useful i nformati on to management and i nvestors regardi ng certai n fi nanci al and busi ness trends rel ati ng to Paral l el 's fi nanci al condi ti on, performance and resul ts of operati ons. Paral l el 's management uses these non -GAAP measures for trend anal yses and for budgeti ng and pl anni ng purposes. Paral l el and Ceres bel i eve that the use of these non -GAAP fi nanci al measures provi des an addi ti onal tool for i nvestors to use i n eval uati ng proj ected operati ng resul ts and trends i n and i n compari ng Paral l el 's fi nanci al measures wi th other si mi l ar compani es, many of whi ch present si mi l ar non -GAAP fi nanci al measures to i nvestors. Management of Paral l el and Ceres do not consi der these non - GAAP measures i n i sol ati on or as an al ternati ve to fi nanci al measures determi ned i n accordance w i th GAAP. T he pri nci pal l i mi tati on of these non -GAAP fi nanci al measures i s that they excl ude si gni fi cant expenses and i ncome that are requi red by GAAP to be recorded i n Paral l el 's fi nanci al statements. In addi ti on, the y are subj ect to i nherent l i mi tati ons as they refl ect the exerci se of j udgments by management about whi ch expense and i ncome are excl uded or i ncl uded i n determi ni ng these non -GAAP fi nanci al measures. You shoul d revi ew Paral l el 's audi ted fi nanci al statements, whichwill be presented i n the prospectus and regi strati on statement to be fi l ed wi th the SEC and Canadi an securi ti es regul ators i n connecti on wi th the proposed T ransacti on, and not rel y on any si ngl e fi nanci al measure to eval uate Paral l el 's busi ness. A reconci l i ati on of non -GAAP fi nanci al measures i n thi s presentati on to the most di rectl y comparabl e GAAP fi nanci al measures i s i ncl uded on page 59 of thi s presentati on. STATUTORY RIGHTS OF ACTION T hi s presentati on may be consi dered an offeri ng memorandum thereby granti ng the potenti al purchase rs statutory ri ghts and contractual ri ghts of acti on. Securi ti es l egi sl ati on i n certai n provi nces of Canada may provi de a purchaser wi th remedi es for resci ssi on or damages i f an offeri ng memorandum (i ncl udi ng any amendment the reto) contai ns a mi srepresenta ti on, provi ded that the remedi es for resci ssi on or damages are exerci sed by the purchaser wi thi n the ti me l i mi t prescri bed by the securi ti es l egi sl ati on of the pu rchaser's provi nce. T he purchaser shoul d refer to any appl i cabl e provi si ons of the securi ti es l egi sl ati on of the purchaser's provi nce or terri tory for parti cul ars of these ri ghts or consul t wi th a l egal advi sor. For a b ri ef summary, pl ease see "Statutory Ri ghts of Acti on" at the back of thi s presentati on. CONFIDENTIALITY T hi s presentati on contai ns confi denti al i nformati on regardi ng the i nvestments, strategy and organi zati on of the Corporati on. Your acceptance of thi s doc ument constitutesyouragreementto()keepconfidential al l the i nformati on contai ned i n thi s document, as wel l as any i nformati on deri ved by you from the i nformati on contai ned i n thi s document (col l ecti vel y, the "Confi denti al Informati on")andnotdiscloseany such Confi denti al Informati on to any other person, (i i ) not use any of the Confi denti al Informati on for any purpose other th an to eval uate the purchase of securi ti es of the Corporati on, (i i ) not copy thi s document wi thout the Corporation's pri or consent, and (i v) promptl y return this document and any copies hereof to the Corpora tion upon the Corporation's request. 5

T A BLE OF CONT ENT S 01 / Executive Summary 02 03 04 05 / / / / Investment Highlights Company Overview Financial Summary Appendix

0 EXECUTIVE SUMMARY

C E R E S _ A C Q U I S I T I O N C O R R - PIVOTAL POSITION Parallel is raisi

SCOOTER BRAUN 1. See "Forward-Looking Statements" disclaimer on pag e 3-4 and financial assumptions on pag es 57-58. 2. See "Non-GAAP Measures, Reconciliation, and Discussion" disclaimer on pag e 5 and Adjusted EBITDA reconciliation on pag e 59. 3. Assumes $225 million PIPE 9 and $120 million cash held in escrow from Ceres, along with $84.9 million in cash comprised of Parallel cash on hand as of December 31, 2020, Ceres cash on hand as of September 30, 2020, and Parallel Series E proceeds, less estimated transaction fees for the contemplated Transaction. LOYALTY CREATION S T R ON G B AL AN C E S H E E T + S T R AT E GIC M& A $430 million pro forma cash balance1'3 Growth - 8 markets; 86 stores by end of 2022' Embedded organic growth & value-driven M&A in key markets Proposed merger with Ceres expected to provide valuable public currency & capital structu GROWTH FUEL SIZE & SCALE Projected 2021 Net Revenue - $447 million1'2 Projected 2021 Adjusted EBITDA - $102 million1'2 Current - 5 markets; 42 stores Superior corporate talent led by BEAU WRIGLEY

Our 7 keys to success: Obtain and execute licenses in limited-license states 01/ Professionalize all aspects of the business 02 / Drive margin expansion through operational scale and excellence 03 / Attract and keep loyal consumers through strategic marketing 04 / Acquire entities through M&A to expand footprint and relevant brands 05 / Maintain a vibrant new product innovation pipeline 06 / Establish social justice and diversity + inclusion advocacy for the benefit of our society 07 /

Two titans of industry align An exceptional team combining global operations expert and visionary brand builder Beau W rigley with the boundless consumer r each and access to influential talent of Scooter Braun EXECUTION PARALLEL LEADERSHIP & VISION BEA U WR IGL EY Chairman and CEO, Parallel G ROU P H OLDI N G S 1 CERES S C OOTER BR A UN Co-founder, Ceres Group Holdings and Special Advisor, Parallel Managed some of t he world's leading food brands and creat ed more t han $17 billion in value for Wrigley Led dist ribution efforts in 180+ countries wit h 1 million+ points of sale in China Developed rapid it erat ion product st ruct ures and procedures Built inst it utional-grade management t eams Focus on limit ed license, high addressable populat ion st ates Proven net work to source and execute value-driven M&A and part nerships Int egrat ion of best-in-class processes from Wrigley provides leading rollout of new product menus in cannabis Abilit y t o at tract top level CPG and biosciences t alent t o emerging cannabis indust ry Launched careers of some of t he world's most iconic musicians Archit ect ed key brand part nerships and grew fan following Funded early invest ment s int o today's most widely-used t echnology plat forms Advised numerous st art ups on brand development , st rategy and consumer awareness Early believer in t he most innovat ive companies in t he world Access t o Fort une 500 companies, key brands and personalit y part nerships Expert ise t o drive major value creat ion and consumer awareness in all geographies Dedicat ion t o social equit y and charit able plat forms 1 EXECUT IVE SUMMA RY am, BUSINESS_ LI V E T V A Wrigley chewing gum heir and a former Patron CEO go all in on cannabis e.gfok Beau Wrigley: A history of value creatiotinAUPG Beau Wrigley was the fourth member of the Wrigley family to lead the Wm. Wrigley Jr. Company, a global leader in confections founded in 1891. He began his career with the company in 1985, and after serving in multiple roles became the Chairman, President and CEO in 1999. During his leadership, the Wrigley Company tripled in size and expanded its reach to consumers in 180+ countries. In 2008, Wrigley was sold to privately held and family-owned Mars, Incorporated. Currently, Beau is Chairman and CEO of Wrigley Management Inc., a family office, and WWJr. Enterprises Inc., an investment company that invests in a range of venture capital and private equity interests. Beau is also Co-Founder and Chairman of higi, a wellness and incentive reward platform that empowers individuals to measure and manage their personal health and well-being through 10,000 higi stations nationwide, a higi website, mobile app, wellness competitions and incentives. Beau also has significant experience serving on public company boards, such as Hyatt Hotels Corporation for which he was a director, as well as the boards of various private and not-for-profit organizations, such as the Everglades Foundation for which he is a director. Inspired by his passion for ocean conservation and diving, he was the originator and provided the founding grant for the Ocean Health Index (OHI), the first comprehensive global measurement of ocean health that scientifically compares and combines all ocean health - biological, physical, economic and social. Beau is a 1985 graduate of Duke University with a B.A. in Economics and attended the Wharton School of Business Advanced Management Program in 1994. Beau is a 1997 Henry Crown Fellow of the Aspen Institute and a member of the Aspen Global Leadership MINT Network. )T &re , *

Mei p VARIETY Scooter Braun: Unique Influence' rd FILM TV WHAT TO WATCH MUS IC TECH GLOBAL Music Moguls of the Year: Scooter SPECIAL ISEUE' THEKEYSTO Braun's Business Is Booming THEFUTURE T Thanks to Savvy Investments r l l . n i m b i M Y . . I . . & l i r i r l k IM A s YtOeN Scooter Braun, the founder and Chairman of Ithaca Holdings LLC., founder of SB Projects, co-founder of TQ Ventures and co-founder of Ceres Group Holdings, is one of the major forces and innovators in the entertainment industry, an entrepreneur, philanthropist, head, record executive and manager. Braun leads Ithaca Holdings, a fully integrated holding company with interests across music, technology, film, television, brands, and culture, which invests in some of the largest management, media, and rights companies in the industry. Ithaca has built an elite portfoli of acquisitions and partnerships resulting in one of the most powerful and diverse holding groups in entertainment and media with interests in a number of companies including Big Machine Label Group, Mythos Studios co-founded by Marvel Studios Founding Chairman David Maisel, Atlas Publishing and partnerships with management companies including Jason Owen's Sandbox Entertainment k IN-1 and Morris Higham Management. Ithaca also has a long-standing investment in and partnership with Aubrey "Drake" Graham and Adel "Future" Nur. In 2019, Ithaca launched Raised in Space, an investment fund focused on the intersection of music and technology led by former BMG President Zach Katz. SCOL Yi In 2007, Braun launched SB Projects, a diversified entertainment and media company housed by Ithaca Holdings, with a roster of top pop-culture icons including Justin Bieber, Ariana Grande, Demi Lovato, J Balvin and Ashley Graham. Braun has expanded SB Project s film and television production division with over 20 projects in development, a first-look television deal with Amazon Studios and first look podcasting deal with Spotify. SB Projects has a number of inves ments under its tech incubator Silent Labs and Braun personally impacts new verticals through his own investments which include U er, Spotify, Songza, Casper, Waze, Dropbox, Pinterest, Coupang and Grab, to name a few. Braun has been named to TIME 100, Fortune 40 Under 40, Billboard Power Players, Town & Country's 50 13 Philanthropists and Variety500 four years in a row. usic is Scooter Braun's Hi ac.ory HAVE A NEW S TIP? Q . , N E W S L E T T E R S U . S . E D I T I O N V

EXECUTIVE SUMMA RY Disciplined growth & strategic footprint Parallel is a leading cannabis company with vertically-integrated operations in five states, a world-class management team, unprecedented consumer reach, a diverse portfolio of high quality, proprietary consumer brands, and a robust R&D platform 2021E A DJUSTED EBITDAt2 2021E NET REVENUE' $447M $102M supporting new product development FOUNDED HEA DQUARTERS 2014 Florida CURRENT PLA NNED' 5 markets 42 stores 8 markets 86 stores EMPLOYEES CULTIVATIONS 1,700 41°/0 female 37% minority 444,000 sq. 94,000 lbs/yr ft. Current Parallel market s Pending Parallel market s CA PITAL RAISED TO DATE A VG. DAILY TRANSACTIONS $400M 7,500 14 Source: Company Management. 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptionsonpages57-58.2.See"Non-GAAPMeasures,ReconciliationandDiscussion"disclaimeronpage5andAdjustedEBITDAreconciliationon page 59. 3. Includes facilities under various stages of development, does not include planned additions to be undertaken by sale-leaseback partners. Whole flowercapacity, does not include otherbiomass capable of being used in production.

Dedicated to corporate social responsibility Parallel focuses on corporate social responsibility through meaningful actions that help drive impact in our industry and within the communities in which we live and work SOCIAL EQUITY inclusion initiatives and to stand provide employees tools and Partnered with organizations like CultivatED in MA, where we participated in a panel discussion on expungement in cannabis Launched Get Out the Vote to resources to exercise their civic duty safely Created Employee Resource Groups to ensure diversity and up processes whereby we can reflect different employee perspectives throughout our operations Focused initially on women as well as Black and Latinx communities GIVING / VOLUNTEERING Parallel Cares platform empowers employees to give - and receive company matching - to the causes that matter the most to them Annual holiday food and clothing drives help give back to those in need 15 COMMUNITY RELATIONS Partnered with Cannaclusive, the leading national organization created to facilitate inclusion for both business owners and consumers in the cannabis industry Joined the Minority Cannabis Business Association, and are actively planning events around expungement and employment opportunities Collaborating with CannaLab to create cannabis industry focused education for business leaders and communication / media opportunities for industry professionals

Global cannabis estimated at $340 billion Robust potential total addressable legalization spreads market as Cannabis compares favorably to a variety of established industries BY INDUSTRY1'2 LEGAL + ILLICIT M ARKET DEM AND BY REGION' ($USD in billions ) ANNUAL GLOBAL REVENUE ($USD in billions ) TOBACCO (EX-CHINA) 785 86 618 FAST FOOD 69 593 BEER COSMETICS 532 CANNABIS (LEGAL + ILLICIT) 344 37 325 TV & VIDEO WINE 302 VIDEO GAMES 126 10 FRAGRANCE / 9 DEODORANT 76 GLOBAL BOX ■ OFFICE RECORDED MUSIC I4 4 19 NORTH AM ERICA LATIN EUR O P E A FRI C A OC EA NI A C A RI B B EA N AM E R I C A 16 1. New Frontier Data, The Global Cannabis Report: 2019 Industry Outlook. 2. Tobacco, beer, cosmetics, wine metrics for FY 2017. Cannabis, global box office, and recorded music metrics for FY 2018. F ast food, video games, and fragrance / deodorant metrics as of FY 2019. TV and video metric as of FY 2020. 2 11M

0 INVESTMENT HIGHLIGHTS

INVEST MENT HIGHLIGHTS eHigh quality assets and leading positions in high-growth markets • Blue-chip management team with track record of building global brands eSignificant embedded growth pipeline 0Proven ability to deliver profitable inorganic growth at attractive valuations eOrganizational emphasis on R&D and innovation 18

.11 High quality as s e ts in high-grow th m ark ets Blue -chip pe digre e m anage m e nt te am Significant e m be dde d grow th pote ntial De m ons trate d ability to cons olidate Organizational e m phas is on R&D and innovation Leading position in the best markets Our strong retail presence in key limited-license, vertically sale, ensuring quality and safety integrated states enables us to control the supply chain from seed to Florida #2 market share 39 stores open, 18 opening in 20221 270K SF of cultivation by end of 20211 N E i M assachuse tts #1 market share2 2 stores open, 1 opening in Q2 20211 Starting expansion to 100K SF of goodblend cultivation in 20211 Nevada JV w ith industry leader 1 store open, f lagship teekies (coming soon)' Texas THE A P O T H E C A R Y 1 of only 3 licenses Market expansion in 20211 Pennsylvania ASUFkTERRA 6 stores opening by end of 20211 Partnership w ith UPMC Poised f or adult-use /pp WELLNESS Current Parallel markets Pe nding Parallel markets 19 1. See "Forward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pag es 57-58. 2. Company estimate. INVESTMENT HIGHLIGHTS

High quality assets in high-growth markets Blue-chip pedigree management team Significant embedded growth potential Demonstrated ability to consolidate Organizational emphasis on R&D and innovation Limited access markets with high barriers Parallel's continued success and dominant positions in Massachusetts and Texas, combined with our highly competitive position in Florida highlight our ability to execute an aggressive and efficient growth strategy F L M A P A T X N V POPULATION 22M 7M 13M 29M 3M ADDRESSABLE CONSUMERS' 112M 27M 160M 200M 43M CONSUMERS PER 5M 400K 2M 67M 652K RETAIL LICENSEE' 2021E MARKET SIZE2 $1.7B $0.9B $1.2B $22M $1.OB PARALLEL 2021E $217M $190M $18M $3M $10M NET REVENUE2 20 1. Company estimates of residents and tourists over the age of 21.2. See "Forward-Looking Statements" disclaimeronpages3-4andfinancialassumptionsonpages57-58.Sources:U.S.CensusBureau,statisticsfromeachstate'stourismbureau,ArcviewMarket Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition, Kaiser Family Foundation, Florida Office of Medical Marijuana Use, Massachusetts Cannabis Control Commission, Company estimates. INVESTMENT HIGHLIGHTS

INVESTMENT HIGHLIGHTS

High quality assets in high-growth markets | **Blue-chip pedigree management team** | **Significant embedded growth potential** | **Demonstrated ability to consolidate** | **Organizational emphasis on R&D and innovation**

Executable path to $260M+ Adj. EBITDA in 2022[1,2]

- Florida will remain a supply-strained market and is expected to legalize adult-use in the next 24 months[1]
- Massachusetts has significant upside with the addition of a 3rd retail store and expected wholesale opportunities
- Pennsylvania operations expected to commence in 2021 with plans for 6 dispensaries by year end[1]

ADJUSTED EBITDA BRIDGE: 2020A – 2022E[2]

($USD in millions)


REPRESENTS EXPECTED ORGANIC GROWTH FROM EXISTING FOOTPRINT
IN-PROCESS & HIGH-CONFIDENCE NEW MARKET
ADULT-USE UPSIDE, ADD'L MARKETS (NJ, VA), BEVERAGE, CBN SLEEP AID, RARE CANNABINOID-BASED PRODUCTS
18
159
66
32
3
6
7
(27)
264
2020A ADJ. EBITDA3
FLORIDA
MASS.
PENN.
NEVADA
TEXAS
GEORGIA
CORP. SG&A
2022E ADJ. EBITDA

1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. See "Non-GAAP Measures, Reconciliation and Discussion" disclaimer on page 5 and Adjusted EBITDA reconciliation on page 59. 3. 2020 financials are preliminary and are subject to change upon finalization of Parallel's audited financials.

23

.11 0 0 .4.• Blue-chip pe digree management team High quality assets in high-growth markets Significant embedded growth potential Demonstrated ability toOrganizational emphasis consolidate on R&D and innovation $260M+ Adj. EBITDA in 2022'2 Executable path to Florida wil remain a supply-strained market and is expected to legalize adult-use in the next 24 months1 Massachusetts has significant upside with the addition of a 3rd retail store and expected wholesale opportunities Pennsylvania operations expected to commence in 2021 with plans for 6 dispensaries by year ends ADJUSTED EBITDA BRIDGE: 2020A - 2022E2 ($USD in millions) IN-PROCESS & HIGH-CONFI DE NCE NEW MA RKET REPRESENTS EXPECTED ORGANIC GROWTH FROM EXISTING FOOTPRINT ADULT-USE UPSIDE, ADD'L MARKETS (NJ, VA), BEVERAGE, AID, RARE OID-DUCTS 2020A A DJ. EBITDA 3 2022E A DJ. EBITDA FLORIDA MA SS. PENN. NEVA DA TEXA S GEORGIA CORP. SG&A 23 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. See "Non-GAAP Measures, Reconciliation and Discussion" disclaimer on page 5 and Adjusted EBITDA reconciliation on page 59. 3. 2020 financials are preliminary and are subject to change upon finalization of Parallel's audited financials. 7(27) 6 323 66 159 18 CBN SLEEP CANNABIN BASED PRO 264

High quality assets in high-growth markets Blue-chip pedigree management team Significant embedded growth potential Demonstrated ability to consolidate Organizational emphasis on R&D and innovation Demonstrated ability to consolidate Despite a challenging M&A environment, Parallel has successfully: Closed multiple transformative and highly accretive acquisitions, minimizing dilution to shareholders achieving scale while Successfully integrated complex assets, creating cost synergies and adding disciplined management teams to our platform Made significant investment in retail, cultivation, and production in order to continue to scale our operations Maintained responsible leverage to fund growth for robust prior returns to shareholders HISTORICA L A CQUISITION MULTIPLES: PA RA LLEL VS. INDUSTRY' 28.5X 8.7X Acquisitions in Massachusetts and Nevada accelerated expansion plans into new markets and were immediately accretive 3.8X 9.0X CANNABIS PUBLIC COMPARABLE PARALLEL CANNABIS PUBLIC COMPARABLE PARALLEL COMPS TRANSACTIONS ACQUISITIONS COMPS TRANSACTIONS ACQUISITIONS TEV / NTM NET REVENUE TEV/ NTM A DJUSTED EBITDA2 24 1. Parallel acquisition multiples calculated as weighted average of MA and NV acquisition multiples at time of deal. Trading multiples based on set of comparable cannabis companies as of February 10, 2021. Trading multiples sourced from Capital IQ, Public Filings, and Company management. 2. See "Non-GAAP Measures, Reconciliation and Discussion" disclaimer on page 5 and Adjusted EBITDA reconciliation on page 59.

High quality assets in high-growth markets Blue-chip pedigree management team Significant embedded growth potential Demonstrated ability to consolidate Organizational emphasis on R&D and innovation Organizational emphasis on R&D and innovation MICROBIALLY PRODUCED CANNABINOIDS CUTTING EDGE PRODUCT DEVELOPMENT Exc lusive tec hnology partnership with Intrexon enables low-c ost produc tion of rare c annabinoids: Highly decorated team developing unique product offerings with expected mass market potential, highlighted by a patent-pending beverage: nanoemulsion New drug discovery platform 8-minute onset time Enhanced flavoring profile Micro-dosage BIOSCIENCES CB RESEARCH PARTNERSHIPS PARALLEL BIOSCIENCES Parallel is an important player in c annabinoid researc h, partnering with renowned domestic and international researc h institutions like University of Pittsburgh Medic al Center to address biologic al researc h and drug disc overy Parallel's internal R&D arm, leads all internal researc h and produc t development (i.e. proprietary form fac tors suc h as CBN drops) 25

03 COMPANY OVERVIEW

COMPANY OVERVIEW Building a foundation for growth 2021+1 2015— 2017 2018 2019 —2020 Completed $75 million Series E round f or strategic initiatives and general corporate purposes Among f irst to be aw arded cannabis licenses in the Florida and Texas markets Beau Wrigley led $65 million Series C round and became Chairman of the Board and CEO, assuming day-to-day control Entered third and f ourth markets w ith acquisitions of Las Vegas-based vertical operator, The Apothecary Shoppe as w ell as NETA, the market leader in Massachusetts, and Molecular Inf usions (nka Parallel Biosciences), a leading cannabis-f ocused R&D innovator: TH E A P O T H E C A R Y SH O PP E Company completed Series Partnered w ith UPMC and D round, raising $125+ million f or M&A and strategic grow th initiatives w as aw arded Chapter 20 license in Pennsylvania to research medical cannabis and operate six dispensaries Began building out vertically integrated operations and retail f ootprint, launched delivery service in Florida Merging w ith Ceres Acquisition Corp. and expect to enter the public equity markets2 Rebranded corporate entity as Parallel, uniting business under one global identity: Parallel Further increased Florida store f ootprint to reach 79% of state population w ithin a 30-minute drive Executed global partnership w ith Jimmy Buf f ett to launch Coral Reef er brand ItoratTeeter Expanded retail f ootprint to 18 stores in Florida at year-end SURTERRA - 7; . 47. WE LLN E S S C E R E S Entering into additional markets via acquisition, w holesale distribution, or aw arded license (NJ, GA, etc.) Launched new brand, fl oa t, targeting the mass-market float Partnered w ith leading biopharmaceutical research f irm Intrexon f or next-gen propagation technology and rare cannabinoid commercialization ntrexon Launching rare cannabinoid products and beverages using proprietary emulsion technology and next-gen non-THC CBN sleep aid 27 1. See "Forward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pag es 57-58. 2. Assumes closing of the Transaction with Ceres, which is subject to a number of conditions, including reg ulatory and securityholder approvals. Mi ''5-5EPAT NE )6k

Key markets with scalable assets • Currently operating 1 cultivation and production facility with 33,000 square facility to increase canopy to state statutory limit of 100,000 square feet • Building a multi-phase cultivation and production facility in San Marcos, TX • • 6 dispensaries by the end of 2021 total 50,625 square feet of canopy by mid-2022 28 1. Market size estimates for Texas assume a full medical -use prog ram, and market size estimates for Florida and Pennsylvani a assume full adult-use prog rams. 2. See "Foward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pages 57-58. Sources: Arcview Market Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition, Brightfield Group, Virginia JLARC November 2020 report, Company estimates. STATE MARKET INFORMATIONL2 ASSET OVERVIEW2 •Population: 22 million •Medical market •2025E market size: $5 billion •39 operating dispensaries, 18 additional opened by YE 2022 •Currently operating 2 cultivation and production facilities with 225,000 square feet of canopy, will total 270,000 SF of canopy by YE 2021 •Population: 7 million •Medical and adult-use market •2025E market size: $1.5 billion •2 operating dispensaries, 1 additional opening in Q2 2021 feet of canopy, expected to start construction in late 2021 on a second NV •Population: 3 million •Medical and adult-use market •2025E market size: $1.4 billion •1Cuorprernatltyinogpdeisrapteinngsarcyu, lttriavantsiofonrmanindgptrooaduction facility with 11,000 square feet of canopy; real estate is ownedflagship store ---f) •Population: 29 million •Medical market •2025E market size: $900 million •1 of only 3 license holders that is expected to total 12,500 square feet of canopy by the end of 2021 M •Population: 13 million •Medical market •2025E market size: $5.5 billion •1 of only 8 vertically-integrated Clinical Research licenses •Building a multi-phase cultivation and production facility that is expected to COMPANY OVERVIEW

COMPANY OVERVIEW Pending applications and target markets — We believe our status as the only MSO domiciled in Georgia D e c e m b e r 2 0 2 0 f o r c u l t i va t i o n , p r o d u c t i o n , a n d r e t a i l • 2025E market size: $1.3 billion Market has already achieved -$1.3Bn run-rate sales2 • res ul t ed i n > $500 m i l l i on i n s al es and 482% growt h bet ween reach $7.4 billion in legal spending by 2025 brand in California 29 1. See "Forward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pag es 57-58. Sources: Arcview Market Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition, Brig htfield Group, Virg inia JLARC November 2020 report, Company estimates. 2. Illinois Department of Financial and Professional Regulation, as of January 5, 2021. STATE MARKETINFORMATION1 KEY FACTS1 GA Ilk •Population: 11 million •Medical market •2025E market size: $407 million •Application submitted in January 2021 for cultivation, production, and retail (corporate office) will benefit us during the review process VA ..41411r • Population: 9 million •Medical market • • 2 0 2 5 E m a r k e t s i z e : $ 8 1 5 m i l l i o n A p p l i c a t i o n s u b m i t t e d i n NJ $ •Population: 9 million •Medical and adult-use market • •Expecting to be awarded license by March 2021 IL Population: 13 million •Medical and adult-use market •2025E market size: $1.5 billion •Large, high growth market driven by start of adult-use sales in 2020. 111--Q. •Population: 19 million •Medical market •2025E market size: $1.6 billion •Expecting adult-use to be in effect by 2022, will become top 5 state market by 2025 with $1.6 billion in legal spending '4;n9 •Population: 10 million •Medical and adult-use market • 2025E m ark et s i z e: $1 . 4 bi l l i on A dul t -us e rol l -out i n 2020 January and Dec em ber of l as t y ear •Population: 40 million •Medical and adult-use market •2025E market size: $7.4 billion • Currently single-largest cannabis market in the world, forecasted to —Currently own 11% of Elefante, a leading gummies

COMPANY OVERVIEW Vast cultivation and manufacturing expertise CO2 ETHANOL MIP 0 0 0 0 0 0 0 0 Indoor225,000 2 0 • • • • EXISTING TO BE DETERMINED ONCE APPROVED • • • EXISTING + 30 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. Whole flower capacity, does not include other biomass capable of being used in production. LOCATION FLORIDA MASSACHUSETTS NEVADA TEXAS PENNSYLVANIA CULTIVATION' PLANNEDCURRENTYE 2022CURRENTYE 2022 PRODUCTION HYDRO SOLVENT CARBON LESS FACILITIES ma LBS / VR2 1-lit /f R2 Greenhouse270,00045,00054,000 2Indoor33,000100,0008,30025,000 1Indoor11,00011,0002,2002,200 1Indoor-12,5002,500 1Indoor-50,675-10,135 FOOTPRINT7269,000444,17555,50093,835 GEORGIA1Indoor3,000600 NEW JERSEY1Indoor-30,0006,000 VIRGINIA1Indoor-21,2504,250 NEW FOOTPRINT10269,000498,42555,500104,685

COMPANY OVERVIEW Innovative national retail footprint in additional locations in protected, limited -license Parallel continues to expand our dominant Florida footprint and invest markets with favorable economics CURRENT STORES FUTURE STORES' TOTAL STORES goodblend STATE LOCATIONS IN CURRENTLY LICENSEDSTATES FLORIDA 1 1 TEXAS 0 MASSACHUSETTS PENNSY LVANIA 0 6 6 NEVADA r ---------------------LOCATIONS IN STATES PENDING GRANT OF LICENSE 103 103 GEORGIA 0 NEW JERSEY Our new retail store concept evokes a futuristic and modern aesthetic and features an open layout designed to promote self-education. VIRGINIA 0 6 6 TOTAL 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. The current statutory cap on ownership by a single entity is three adult-use dispensaries and three medical-use dispensaries. Should the cap be raised or 31 removed, Parallel has plans to pursue the necessary steps to open additional locations. If the cap is not removed, we plan to decouple ouradult-use and medical-use licenses in Brookline to open a fourth location solely formedical-use sales. 3. The regulations surrounding retail infrastructure in Georgia have not yet been finalized, and the cap set could be higher or lower than this number.

A portfolio of brands for the spectrum of consumers Parallel SURT E R R A W E L L N E S S goodblend k_ ViINCIL IOW N

A-co LUXURY SEEKING WELLNESS-MINDED SOPHISTICATED PLAYFUL f l I 7_0e ...L.' I • .1 4:' 2

toratTeeter Paradise within reach. MEN AND WOMEN, 45-65 YOUNG AT HEART

Pioneering rare cannabinoid production Parallel is a leader in production and commercialization of rare cannabinoids, and we are well-positioned to market and partner on both OTC and pharma products T he r e ar e mor e than 110 cannabinoids in the cannabis plant with significant the rapeutic pote ntia l... CBC Pain reduction, anti-inflammatory, antibiotic, antifungal, and anticancer CBG THC-V CBN Useful for aiding sleep, reducing pain, and reducing muscle spasms Antidepressant, a muscle relaxant,Appetite-suppressant antibiotic and antifungal agent, and blood pressure reducer and antiseizure Health & Pharmaceuticals: Innovative IP & New Drug Development Consumer Packaged Goods: Beauty and Personal Care Health & Wellness Products Long Te rm Value Cre ation Social Consumption Markets: Medical & Recreational Cannabi s -41 12,1 1 N $490B3 Ne ar Te rm Value 37 1. Currently more than 113 cannabinoids have been isolated in the cannabis plant with potentially therapeutic value of the newly researched "exotic" molecules. 2. Represents 2020E market value based on BofAML Global Research. 3. Represents 2018A market sizes based on Euromonitor, Jefferies. 4. Represents 2019E Global prescription drug sales based on EvaluatePharma, World Preview Report, Aug ust 2017. Source: Company filing s, Cantor Fitzgerald Eq uity Research. VIT. $250B3 $850B4 COMPANY OVERVIEW

04 FINANCIAL SUMMARY

Strong growth and operating leverage Parallel has spent several years investing heavily for future growth and has started to reap the benefits as we've transition ed to profitability over the last 18 months Organic growth and antic ipated entry into new markets are expec ted to drive strong top-line expansion while inc reased sc ale and lower c ost of produc tion are antic ipated to steadily boost margins over time' TOTAL NET REVENUE' TOTAL ADJUSTED EBITDA1'2 ($USD in millions) ($USD in millions) 2019PF3 2020A4 2020A4 2021E 2022E 2021E 2022E _ _ _ COVID Adjustment - COVID Adjustment 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. See "Non-GAAP Measures, Reconciliation, and Discussion" disclaimer on page 5 and Adjusted EBITDA reconciliation on page 59. 3. Pro for ma as if 39 Massachusetts acquisitions closed on December 31, 2018. 4. 2020 financials are preliminary and are subject to change upon finalization of Parallel's audited financials. Note: COVID adjustments calculated based on normalized net revenue and margins in Massachusetts and Nevada. (1) 2019PF3 2 1 9 61 447 264 785

PRO FORM A CAPITALIZATION' Transaction overview TRANSACTION HIGHLIGHTS' (USS mi l l i ons) F.D. Shares Outstanding2 Share Price 196.6 $10.00 Add: Debt Less: Cash $348 ($430) Total upfront e s tim ate d e quity cons ide ration of $1.591M 100% s hare cons ide ration (159.1M s hare s at $10 pe r s hare ) $225M PIPE financing and $120M in funds he ld in e s crow Ce re s to as s um e $348M in de bt from Paralle l — $165.4M in Se nior Se cure d Note s — $150.0M in Junior Note s 3 — $32.5M in Prom is s ory Note s Trans action e xpe cte d to clos e in H1 2021, s ubje ct to re gulatory and s e curityholde r approvals Trading M e trics 2021E 2022E TEV / Ne t Re ve nue Net Revenue TEV / Adj. EBITDA Adj. EB1TDA 4.2x $447 18.5x $102 2.4x $785 7.1x $264 SOURCES & USES' PRO FORM A EQUIT Y OWNERSHIP1,4 ( %) PRO FORM A VOTING RIGHTS1,4 (%) (Ce re s IPO) Founders 1% Note: Transaction assumes no redemptions. 1. See "Forward-Looking Statements" disclaimer on pag es 3-4. 2. Fully diluted share count of 196.6M includes 12.0M Class A Ceres Shares (IPO), 3.0M Class B Ceres Shares (Founders Shar es), 146.4M Class A Shares (Parallel), 12.7M Class B Shares, 22.5M PIPE Shares, and Parallel RSUs, options and warrants to be exchanged for equivalent secur ities in Ceres. Excludes OTM Warrants (6.0M Class A Warrants and 4.1M Sponsor Warrants with an exercise price of $11.50 per Warrant) and Management Equity Incentive Plan. 3. The refinancing of $150M in Junior Notes is a closing condition to the Transaction. 4. Parallel includes both Class A and Class B shares, Class B shares are unlisted super -voting shares with 15 votes each, Founders 40 shares remain subject to lock-ups from the IPO prospectus, shares issued to entities affiliated with the Wrig ley family are subject to lock-ups releasing 33.3% 6 months, 12 months, and 18 months after close. 5. Ceres cash on hand as of September 30, 2020; Parallel cash on hand as of December 31, 2020 plus proceeds from recent fundraising. (US$ Source s Clas s A 3% 2% Funds in Escrow Post Redemptions $120 Shares Issued to Parallel $1,591 PIPE Proceeds $225 Parallel & Ceres Cash on Hands $102 Total Source s $2,038 Us e s Total Purchase Price Paid in Equity $1,591 Transaction Costs and Other Expenses $17 Remaining Working Capital $430 Total Us e s $2,038 Parallel Founders Clas s A (Ce res FPO) PIPE 6% 11% Ente rpris e Value $1,884 Equity Value $1,966

FINANCIAL SUM MARY Comparable company analysis TEV I Ne t Re ve nue TEV / Adjus te d EBITDA1 Ne t Re ve nue CAGR Adjus te d EBITDA M argins ' M k t. Cap TEV CY20E2 CY21E3 CY22E3 CY20E CY21E3 CY22E3 22E/20E' 21E/20E3 CY20E CY21E3 CY22E3 (LISS moMons except per share amouats) Curaleaf $12,688 $12,639 19.8x 10.0x 6.8x 87.5x 32.8x 19.5x 70% 98% 23% 31% 35% GTI $8,447 $8,447 15.3x 10.3x 7.9x 48.6x 29.4x 21.5x 39% 50% 32% 35% 37% Cresco $6,725 $6,785 14.2x 8.4x 6.3x 60.1x 25.6x 17.6x 50% 69% 24% 33% 36% Trulleve $6,730 $6,714 13.0x 8.3x 6.7x 26.6x 18.4x 14.4x 40% 56% 49% 45% 46% 44% TerrAscend $4,314 $4,370 28.2x 15.0x 10.4x 98.1x 36.9x 23.7x 65% 88% 29% 41% AYR Wellness $2,370 $2,496 15.9x 6.1x 3.5x 43.5x 15.2x 8.4x 113% 163% 37% 40% 42% Columbia Care $2,444 $2,340 12.7x 4.9x 3.3x rieg 26.8x 12.3x 95% 159% neg 18% 27% Jushi $2,013 $1,976 24.5x 9.0x 5.7x rieg 45.1x 19.9x 107% 174% neg 20% 29% Harvest $1,742 $1,870 8.2x 5.2x 4.2x 89.0x 22.8x 15.7x 40% 57% 9% 23% 27% Planet 13 $1,596 $1,470 20.0x 10.4x 7.8x rim f 34.5x 23.5x 61% 93% 19% 30% 33% 8% 4Front $1,160 $1,188 18.3x 8.2x 5.2x rm f 25.7x 16.0x 87% 123% 32% 33% 41 1. See "Non-GAAP Measures, Reconciliation and Discussion" disclaimer on page 5 and Adjusted EBITDA reconciliation on page 59. 2. Parallel cash and debt reflect pro-forma capitalization shown on slide 40. 2020 financials are preliminary and are subject to chang e upon finalization of Parallel's audited financials. 3. See "Forward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pag es 57-58. Note: Adjusted for subseq uent events, market data as of February 10, 2021. Sources: Capital IQ, public filing s, and Company manag ement. Paralle l (CQVID-Adjusted)2'3 6.1x 30.9x 60% 45% 20% Paralle l2'3 $1,966 $1,884 7.7x 4.2x 2.4x NA 18.5x 7.1x 79% 82% 8% 23% 34% Ave rage 17.3x 8.7x 6.2x 64.8x 28.5x 17.5x 70% 103% 25% 32% 35%

0 APPENDIX

APPENDIX Acceptance of cannabis is rapidly changing National support for cannabis in the last 20 years has increased All age groups are showing increased support for cannabis legalization SHOULD CANNABIS BE LEGAL?1 SUPPORT FOR CANNABIS LEGALIZATION BY AGE1 84% 66% 68% 66% 53% 44% 35% 35% 29% '69 '74 '79 '84 '89 '94 '99 '04 '09 '14 '19 NATIONAL 18-34 35-54 55+ 2003 & 2005 2019 21-25-year-olds remain largest group, but 55+ is fastest growing 21-25-year-olds are drinking and using cannabis more alcohol less PAST M ONTH INCIDENC E (21-25-YEAR-OLDS)2 PAST M ONTH USER M W 29% 20% 21% 13% 5% I 21-25 26-29 30-34 35-39 40-44 2006 45-49 50-54 2002 2004 2006 2008 2010 2012 2014 2016 Cannabis Alcohol 1. October 2019 Gallup poll. 2. Cowen & Co. April 2019 equity research report, "Cannabis: $75B Opportunity; Category Cross-Currents Keep Us Cautious On Booze", 2019 National Survey on Drug Use and Health. 68% 7% 6% ■ 9% 12% 11% 11% 11% 18% 16%

APPENDIX 298 millionAmericanshave accessto legal cannabis While cannabis is still illegal federally, access is widespread and there is significant momentum for additional medical and adult-use legalization Key Legalization Updates NOVEMBER LEGALIZATION ACTIVITY New Jersey and Arizona voters approved adult-use consumption Montana approved adult-use legislation Mississippi voters approved medical-use consumption South Dakota approved measures legalizing medical and adult use, considered to be an industry first SAFE BANKING ACT SECURE AND FAIR ENFORCEMENT BANKING ACT Creates protections for banks that provide financial services to legitimate cannabis businesses; broad bipartisan support in the House Bill passed U.S. House of Representatives in 2019 STATES ACT STRENGTHENING THE TENTH AMENDMENT THROUGH ENTRUSTING STATES ACT Amends Controlled Substances Act of 1970 to exempt from federal enforcement individuals or corporations in states who are in compliance with state, territory, district, or tribal laws in relation to cannabis Reintroduced in April 2019 and likely to pass in next 18 months with Democratic control of Senate' MORE ACT OF 2019 MARIJUANA OPPORTUNITY REINVESTMENT AND EXPUNGEMENT ACT Medical-use Adult-use Would decriminalize and deschedule cannabis at the federal level, and expunge certain cannabis-related offenses 5% federal sales tax would fund job training, small business loans, and minimize barriers to licensing Symbolic House vote passed in December 2020 44 1. See "Forward-Looking Statements" disclaimer on pag es 3-4.

APPENDIX

298 million Americans have access to legal cannabis

While cannabis is still illegal federally, access is widespread and there is significant momentum for additional medical and adult-use legalization


Medical-use
Adult-use

Key Legalization Updates

NOVEMBER LEGALIZATION ACTIVITY

- New Jersey and Arizona voters approved adult-use consumption
- Montana approved adult-use legislation
- Mississippi voters approved medical-use consumption
- South Dakota approved measures legalizing medical and adult use, considered to be an industry first

SAFE BANKING ACT
SECURE AND FAIR ENFORCEMENT BANKING ACT

- Creates protections for banks that provide financial services to legitimate cannabis businesses; broad bipartisan support in the House
- Bill passed U.S. House of Representatives in 2019

STATES ACT
STRENGTHENING THE TENTH AMENDMENT THROUGH ENTRUSTING STATES ACT

- Amends Controlled Substances Act of 1970 to exempt from federal enforcement individuals or corporations in states who are in compliance with state, territory, district, or tribal laws in relation to cannabis
- Reintroduced in April 2019 and likely to pass in next 18 months with Democratic control of Senate[1]

MORE ACT OF 2019
MARIJUANA OPPORTUNITY REINVESTMENT AND EXPUNGEMENT ACT

- Would decriminalize and deschedule cannabis at the federal level, and expunge certain cannabis-related offenses
- 5% federal sales tax would fund job training, small business loans, and minimize barriers to licensing
- Symbolic House vote passed in December 2020

44

1. See "Forward-Looking Statements" disclaimer on pages 3-4.

APPENDIX Massachusetts market overview Paralel is the market share leader by net revenue in Massachusetts and controls two highly successful dispensaries with plans to open a third in Q2 20211 Folowing a slow rolout in 2018, the Massachusetts adult-use market eclipsed $445 milion in legal sales in 2019, and despite a statewide moratorium in April and May 2020, sales grew 58% year-over-year to the tune of $702 milion2 e%•$702M Annual legal cannabis spend is expected to reach $1.5 bilion by 2025, growing 16% per year and becoming the eighth-largest market in the country1'3 MASSACHUSETTS LEGAL CANNABIS SPENDING" MONTHLY REVENUE PER DISPENSARY (FIRST 9 MONTHS OF ADULT-USE SALES)4 ($USD in billions) ($USD in thousands) 1.5 2,833K 1.2 0.9 0.5 1,056K 778K 3 0 0 K 2 8 9 K 2 7 8 K 2 6 7 K 2 5 6 K 1 W A M D C O C A N A D A 2019 2020 2021 2022 2023 Adult-use 2024 2025 MA NV AZ CA Medical-use 46 1. See "Forward-Looking Statements" disclaimer on slides 3-4 and financial assumptions on pages 57-58. 2. Massachusetts Cannabis Control Commission as of January 2021. 3. Arcview Market Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition and financial assumptions on pages 57-58. 4. Company estimates based on Stifel Nicolaus Cannabis Primer, August 2019. INADULT-USESALES FY20202

APPENDIX Blue-chip revenue generation capabilities NETA is the market leader in Massachusetts and is generating higher revenue per square foot than many other major retailers AVERAGE ANNUAL REVENUE PER SQUARE FOOT $10,000 $8,000 $6,000 $4,000 $2,000 $-BED BATH & BEYONED Walmart TIFFANY & CO rau Source: Company filings and presentations, Investopedia. Note: NETA metrics based on FY 2019 net revenue. All data as of FY 2018 other than WMT (FY 2019). GAP is inclusive of all retail brands under the GAP umbrella. GAP, WMT, BBY, and BBBY data uses47 total revenue and may include non-store revenue. DKS data is based on net sales, which excludes e-commerce, and gross square feet which includes -17% of total store area attributed to non-retail space. BBBY data is based on net sales. Foot Locker data is based on gross square footage. N E 4A

) APPENDI X Florida market overview Since the opening of the market in 2016, Florida has been the fastest growing medical-only cannabis market in the world Florida currently has 462,000+ active patients on the medical cannabis registry', a -53% year/year increase Following the successful introduction of flower in 2019, rules for the introduction of edibles/marijuana-infused products (MIPs) were put in place in August 2020 and are likely to stimulate additional market growth2 Adult-use legislation is strongly anticipated by 20222 Legal cannabis spending in Florida will likely reach $5B by 2025 and create the third-largest market in the U.S.2,3 79% jo) of Florida residents can reach a Parallel store by car within 30 minutes4 FLORI DA L EGAL C A NNA BI S SPENDI NG2,3 OF DISPENSA RI ES1'5 NUM BER 5.0 ($USD in billions) 72 4.5 3 9 3 6 2.0 2 9 2 8 1.7 24 1.2 18 16 14 0.7 7 I 2019 2020 2021 2022 2023 Adult-use 2024 2025 T r u l i e v e P a r a l l e l C u r l e d H u y L i b e r t y F l u e n t Heakh VidaCann Grow C o l u m b i a Rise One Plant Heal bir C a r e M edical-use 4 8 1. Florida Office of Medical Marijuana Use, as of January 8, 2021. 2. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 3. Arcview Market Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition, Company estimates. 4. Based on ESRI 2020 business analyst data. 5. Not shown: MedMen (10), Harvest (6), The Botanist (1), Revolution Florida (0), Perkins Nursery (0), Green Ops Group FL, LLC (0), Sanctuary Medicinals (0), The Flowery (0), Green Dragon (0).

APPENDI X Pennsylvania market overview Pennsylvania's medical cannabis program has exploded in popularity since the state Department of Health added anxiety disorders to the list of qualifying conditions in July 20191 More than 230,000 Pennsylvanians are enrolled in the medical cannabis program2 With 103 open dispensaries and a population of just under 13 million, Pennsylvania represents a medical market opportunity of more than $1 B2'3 2 Adult-use is expected to be legalized in 2022, strengthened by Governor Tom Wolf's ask of the state legislature in the fall of 2020 to legalize it to help assist with COVID-19-related budget shortfalls4 PENNSYLVANIA M EDICAL CANNABIS LEGAL SPENDING3'4 ($USD in billions) ACTIVE PATIENT COUNT GROWTH1'2 230,000 3.6 3.8 3.4 175,000 50 125,000 2 . 0 102,000 1 . 2 0.6 0.9 APRIL `19 SEPTEM BER `19 DECEM BER `19 AUGUST `20 2019 2020 2021 2022 2023 2024 2025 49 1. February 2020 Cowen equity research report, "Charting Cannabis: A U.S. State Level Deep Dive". 2. Pennsylvania Department of Health, August 2020 and January 2021. 3. Brightfield Group, Company estimates. 4. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. IN SALES JAN - AUG 2020 >$400M

APPENDI X Nevada market overview Despite just three million residents, Nevada has become an extremely attractive cannabis market since adult-use sales began in 2017; 40 million+ tourists visit Las Vegas annually; the vast majority are over 21 years old and price insensitive Nevada is expected to become the 9th-largest cannabis market by 2025 and possess the highest spend per residentt2 $739M LTM AS OF SEPTEMBER 20203 78% 22% We have agreed to preliminary terms with , a leading cannabis brand, to enter a joint venture to rebrand The Apothecary Shoppe, our dispensary in Las Vegas, as a Cookies-branded store The Apothecary Shoppe is in a prime location just off the Strip, directly across the street from Palms Casino Resort Rest of Nevada NEVADA M ONTHLY LEGAL CANNABIS SPENDING3 NEVADA LEGAL CANNABIS SPENDING1'2 ($USD in millions) 44210 GP'Gc( ($USD inbillions) 1.2 1.1 1.0 0.9 0 . 7 2019 2020 2021 2022 2023 Adult-use 2024 2025 N.1' 4\ 41' c3¢, N.9) N.cb Ncb NC3 Nca NC5 NC ') N.C6 NC5 1,9 ( 1,9 (1,9 ( 19 (1,9 jai ,$) \,\\ ,4\Z-coZ O cD e 50 < # < --1. Arcview Market Research / BDS Analytics, The State of Legal Cannabis Markets, 8th Edition. 2. See "Forward-Looking Statements" disclaimer on pag es 3-4 and financial assumptions on pag es 57-58. 3. Nevada Department of Taxation as of January 17, 2021. Las Vegas / Clark County IN ADULT-USE SALES kw

APPENDIX Overview Key Cities of operations by state FLORIDA LOCATION OVERVIEW M ASSACHUSETTS LOCATION OVERVIEW Pensacola Jacksonville Tampa Springf ield • Miami • Providence Cultivation Retail • Cultivation/Production Retail PENNSYLVANIA LOCATION OVERVIEW Erie • Philadelphia Cultivation Retail Potential Retail 51 • Pittsburgh Harrisburg • Boston

APPENDI X Economic highlights of RARE CANNABINOI D OUTPUT rare cannabinoid production IN HOUSE FERM ENTATION VS. CULTIVATION Based upon our target yields, production of cannabinoids from fermentation delivers significant production cost savings Production of THC represents more than 23% cost savings When using the more potent THC-P, production savings exceeds 97% There is a significant speed advantage to get production up and running when compared to cultivation construction — In a world where each market requires a separate supply chain, this is critical to accelerate revenue On top of speed, fermentation provides a significant cost savings over agriculture To match cannabinoid output of a 145K square foot facility, a fermentation setup would require $1.3Mof equipment and 4 FTEs in 4,000 square feet When applied to 2021 output forecasts, the cost savings for THC would be $12.8M1 When applied to 2021 output forecasts, the cost savings for THC-P would be >$52M1 Estimated Cost savings for Parallel existing Infrastructure for infused products: $45M+1 With savings applied to 14x entry EBITDA multiple, implied enterprise value boost exceeds $729M2 M ICROBIAL PRODUCTION (COST PER GRAM ) CAPITAL EXPENDIT URES PER GRAM $12.03 $19.60 $0.47 Traditional (BioRe actor) Agriculture Fe rmentation (THC) (THC-P) Cultiv ation 52 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58. 2. See "Non-GAAP Measures, Reconciliation, and Discussion" disclaimer on page 5. $15.09 $0.46 Fe rmentation

UPMC:uniquepartnership&researchopportunity Our Chapter 20 Clinical Registrant license, awarded in partnership with University of Pittsburgh Medical Center ("UPMC"), pro vides an opportunity for Parallel to (i) study the beneficial effects of cannabis and (ii) operate facilities in Pennsylvania PARTNER OVERVIEW CLINICAL REGISTRANT LICENSE OVERVIEW' Through our partnership with UPMC, we are one of only 8 companies in Pennsylvania operating under the Chapter 20 Clinical Registrant licensure program, which includes: UPMC is a $21 billion integrated global health enterprise that has 89K+ employees, 40 hospitals, 700+ clinical locations, and a 3.7M+ member health insurance division UPMC is a leading American health care provider - ranked in U.S. News and World Report "Honor Roll" of the approximately 15 to 20 best hospitals in America - for 15+ years A cultivation and processing license (1 of up to 25) A retail license for up to six retail stores (103 exist today, non-Clinical Registrant license-holders can only operate three) UPMC is one of only eight academic institutions in Pennsylvania that has been selected to receive the Chapter 20 research license in conjunction with the state's medical cannabis program A clinical research license to conduct studies and human trials utilizing cannabinoids to treat acute medical conditions Parallel is participating in research studies, one of which will initially focus on Sickle Cell Disease ("SCD") SCD aflicts 100,000+ people annually and disproportionally afects the African-American community and is typically treated with opiates o University of Pittsburgh UPMC Lifetime treatment cost can often exceed $1M, providing an opportunity for significant cost savings with cannabis o LIFE CHANGING MEDICINE 10 year partnership allows Parallel to conduct future research initiatives with proprietary products and formulations 53 1. See "Forward-Looking Statements" disclaimer on pages 3-4 and financial assumptions on pages 57-58.

A PPENDIX Redefining retail goodblend Effortlessly Cool Retail Concept Approachable for new-to-cannabis users Instant authenticity for cannabis veterans Malleable environment with clean design and heavy use of digital displays with ever evolving brand content Blurring of Digital and Physical AR marketing features & digital displays Omni-channel e-commerce experience Bluetooth locker pickup Designed to Accommodate All Shoppers Consultation rooms for novices Experienced goodblend guides Frictionless pickup on order-ahead SPEED SHOP S ZiAt2Sto,.,„ 2'Wr CONSULTATION Brand Concept & Design by innovative agency Firstborn PICK UP 54

Overview of Ceres Acquisition Corp. Core Investment Team CEO & Co-Founder of Ceres Group Holdings, Chairman & CEO of Ceres Acquisition Corp. (CERE.U), and Director of Fotmer Life Sciences Uruguay, Inc. Founded Greenlinc Inc., a cannabis distribution and transportation company in Northern California Former Goldman Sachs portfolio manager and advisor Graduate of Vanderbilt University I Completed Level II of the CFA Program JOE CROUTHERS Chairman & CEO COO & Co-Founder of Ceres Group Holdings and COO of Ceres Acquisition Corp. (CERE.U) MICHAEL VUKMANOVICH • Advisor to investors and cannabis companies for Graduate of Southern Connecticut University I Division 1 basketball at Duquesne University COO nearly two decades Former AOL, Hearst, Cox Media, andZeta business development executive President & CFO of Ceres Acquisition Corp. (CERE.U) Former Managing Director of Sierra Bonita Holdings, LLC, a Los Angeles based family investment office Founder and CEO of PLAYLIST., one ofLos Angeles' premiere lifestyle fitness brands Former Weil, Gotshal & Manges corporatelaw associate Graduate of Tulane University (Magna Cum Laude) I Emory University School of Law (With Honors) JORDAN COHEN President & CFO VP of Strategic Finance of Ceres Group Holdings Partner of Monica's House, advisor & mentor to several start ups, and active investor Led cannabis investing for an early stage consumer fund based in New York, Outbound Ventures Former Tang Media Partners VP of Strategic Finance, Sony Pictures Television business development associate, and Goldman Sachs investment banking analyst Graduate of Washington University in St. Louis (Summa Cum Laude) ZACH LOMIS VP of Strategic Finance 55

Overview Strategic Partnerships of Ceres Acquisition Corp. (Cont'd) e i t r. t h e f o u n d e r s o f 72andSunny Matthew Jarvis, John Boiler & Glenn Cole MtNIT REDLIGHT Founded by Coran Capshaw in 1991, Red Light has developed into the largest independent music management company in the world focused on touring, commerce, festivals, licensing, branded entertainment, and artist-driven philanthropy Talent roster includes artists such as the Dave Matthews Band, Luke Bryan, Lionel Richie, Enrique Iglesias, Dierks Bentley, ODESZA, Chris Stapleton, Lady Antebellum, Alabama Shakes, and Phish Schiff is an Executive Producer on Showtime's upcoming limited series "The Good Lord Bird" and FX's upcoming series "Old Man" MGMT Ent., founded by David Schiff, is a producer of FX's "Atlanta" and manager to high profile talent such as Melissa McCarthy, Jeff Bridges, Ethan Hawke, Kevin Bacon, Maggie Gyllenhaal, Eminem, Aubrey Plaza, Dan Levy, Glenn Close, and Kyra Sedgewick Founded and grew 72andSunny, a leading global marketing, advertising, and design company Voted two-time "Agency of the Year" winner for Advertising Age and Adweek Advised leading international companies such as Adidas, Google, Match, NFL, General Mills, Unilever, and Samsung

APPENDIX Financial model assumptions' Florida: As s um es exis ting two cultivation facilities continue to produce inputs for s ellable cannabis products in 2021 and 2022 As s um es incremental cultivation capacity being added in 2021 is able to produce product inputs for s ellable cannabis products in 2022 As s um es we are able to execute our plan to build out 18 additional s tores during 2022 As s um es operating expenses increase by -$11M in 2021 relative to 2020 and an increm ental -$11M in 2022 relative to 2021 Massachusetts': As s um es a 3rd s tore opens in Q2 2021 and 4th in Q4 2022 As s um es we s tart cons truction on a s econd cultivation facility in late 2021, which is expected to be finis hed in 2022 and increase our total canopy in Mas s achusetts to the s tate s tatutory cap of 100,000 s quare feet As s um es we will be able to s ource some s upply from wholesalers, which m ay be s old at lower gross m argins than supply we culti vate ours elves As s um es operating expenses increase by -$10M in 2021 relative to 2020 and an increm ental -$0.2M in 2022 relative to 2021 Nevada: As s um es an uptick in traffic in 2021 relative to 2020 given COVID -19 im pact As s um es we are able to s ell 3rd-party products in s tore As s um es operating expenses decrease by -$0.6M in 2021 relative to 20203 and operating expenses increase by les s than $0.1M in 2022 relative to 2021 Texas: As s umes expansion of Texas m edical cannabis program to take effect in Q4 2021 As s um es we expand our cultivation capabilities in 2021 with further expansion in 2022 As s umes 1 s tore opens in 2021 As s um es operating expenses increase by -$5M in 2021 relative to 2020 and an increm ental -$10M in 2022 relative to 2021 Pennsylvania: As s umes 6 s tores open in 2021 As s um es we finish initial phase of cultivation facility buildout in m id -2021 with further expansion to the facility in 2022 As s um es we will be able to s ource products from wholesalers, which m ay be s old at lower gross m argins than s upply we cultivat e ourselves As s umes adult-use s ales by Q4 2022 As s um es operating expenses increase by -$15M in 2022 relative to 2021 Georgia4: As s um es 3 m edical s tores open in Q4 2021 and another 7 by the end of 2022 As s um es operating expenses increase by -$15M in 2022 relative to 2021 1. See "Forward-Looking Statements" disclaimer on pag es 3-4. 2. The current statutory cap on ownership by a sing le entity is three adult-use dispensaries and three medical-use dispensaries. Should the cap be raised or removed, Parallel has plans to pursue the necessary steps to open additional locations. If the cap is not removed, we plan to decouple our adult-use and medical-use licenses in Brookline to open a fourth location solely for medical -use sales. 3. In order to create comparability between years, Nevada 2020 operating expenses being compared exclude a 1-time --$23M asset impairment charge 4. The regulations surrounding retail infrastructure in Georgia have not yet been finalized, and the cap set could be higher or lower than this number. 57

APPENDIX Planned market assumptions' New Jersey: Though we have not forecasted any revenue in this state, our claim that we have plans to be in 8 markets with 86 stores assum es our license application will be approved and we will be able to open 1 store in the state Virginia: Though we have not forecasted any revenue in this state, our claim that we have plans to be in 8 markets with 86 stores assum es our license application will be approved and we will be able to open 6 stores in the state 58 1. See "Forward-Looking Statements" disclaimer on pag es 3-4.

APPENDIX Non-GAAP measures reconciliation112 Below is a bridge from GAAP net loss to Adjusted EBITDA for 2019 and 2020. For future periods, Adjusted EBITDA excludes stock -based compensation expense. 2019 2020 Ne t Loss (GAAP)3 ($263M ) ($140M ) Plus: Ne t Inte re st Expe nse + $32M + $53M Plus: De pre ciation and Amortization + $13M + $20M Le ss: Tax Be ne fit ($8M ) ($2M ) EBITDA ($226M ) ($69M ) Plus: Stock-base d Compe nsation + $95M + $35M Plus: Se v e rance + $2M + $5M Plus: Othe r Adjustme nts4 + $127M + $51M Plus/Le ss: Loss/(Gain) on Sale + $1M ($4M ) Adjuste d EBITDA ($1M )5 $18M

59 1. See "Forward-Looking Statements" disclaimer on pages 3-4. 2. See "Non-GAAP Measures, Reconciliation, and Discussion" disclaimer on page 5. 3. 2019 and 2020 net loss figures are not from a PCAOB audit and thus are subject to change, 4. 2019 other adjustments include -$79M early settlement of conting ent consideration, -511M of litig ation and transaction fees, and $36M of EBITDA g enerated in Massachusetts in 2019 prior to acq uisitions closing . 2020 Other Adjustments include --$23M of non-recurring impairment charg es, --$18M loss on exting uishment of loan, -$4M of inventory writedowns, and -$6M of other adjustments. 5. 2019 Adjusted EBITDA is pro forma as if Massachusetts acq uisitions closed on December 31, 2018.

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RISK FACTORS

Any one of the following risk factors could materially adversely affect any of Ceres Subscription Corporation (the “Issuer”), a Delaware corporation and a subsidiary of Ceres Acquisition Corp., a corporation organized under the laws of British Columbia, Canada (the “Company”) and SH Parent, Inc. (“Parallel”) or, following the proposed business combination among the Issuer, the Company and Parallel (the “Transaction”), the resulting public company’s (the “Post- Combination Company”) business, prospects, financial condition, results of operations, cash flows and/or an investment in the Shares (as defined below) and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Issuer, the Company, Parallel or the Post-Combination Company. Additional risks and uncertainties of which the Issuer, the Company or Parallel are currently unaware or that are unknown or that any of Issuer, the Company or Parallel currently deems to be immaterial could have a material adverse effect on their respective business, prospects, financial condition, results of operations and/or cash flows. None of Issuer, the Company or Parallel can provide any assurances that it will successfully address any or all of these risks.

Risks Related to the Offering and Securities of the Post-Combination Company

There is no public market for the Issuer Common Stock

There is no public market for the shares of common stock of the Issuer (the "Issuer Common Stock") offered pursuant to the Subscription Agreement (the “Offering”) and the Issuer Common Stock will not be listed on any stock exchange. There can be no assurance that an active and liquid market for the Issuer Common Stock will develop following the completion of the Offering, or if developed, that such a market will be sustained. If an active public market does not develop or is not maintained, investors may have difficulty selling their Issuer Common Stock. While it is a condition of closing that the Company list the Class A Subordinate Voting Stock of the Post-Combination Company (the "Class A Subordinate Voting Stock" and together with the issuer Common Stock, the “Shares”) issuable upon exchange of the Issuer Common Stock on the NEO, listing will be subject to the Post-Combination Company fulfilling all of the requirements of the NEO. The price of the shares of Issuer Common Stock was determined by negotiation between the Issuer, the Company and the Placement Agent, and may not be indicative of the price at which the Class A Subordinate Voting Stock will trade following the completion of the Offering or the Transaction, respectively. Neither the Issuer nor the Company can assure investors that the market price of the Class A Subordinate Voting Stock issuable upon exchange of the Issuer Common Stock, will not materially decline below the initial price of the Issuer Common Stock.

Holders of Issuer Common Stock do not have voting rights

Holders of the Issuer Common Stock are not stockholders of the Company and the Issuer Common Stock does not carry any voting rights as stockholders whatsoever. The Issuer Common Stock will not have any voting rights as stockholders of the Issuer. Following the Transaction, it is expected that the Class A Subordinate Stock will be entitled to one vote per share and the Class B Multiple Voting Stock of the Post-Combination Company (the “Class B Multiple Voting Stock”) will be entitled 15 votes per share in the Post-Combination Company.

Return on securities of Issuer or the Post-Combination Company is not guaranteed

There is no guarantee that the Issuer Common Stock or the Class A Subordinate Voting Stock will earn any positive return in the short-term or long-term. A holding of Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Issuer Common Stock or Class A Subordinate Voting Stock is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Forward-looking information may prove to be inaccurate

Investors are cautioned not to place undue reliance on forward-looking information, such as forward-looking information provided in the Investor Presentation, particularly any forecasts or projections. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in Investor Presentation under the heading “Forward Looking Statements”.

Management will have broad discretion in the use of our cash, cash equivalents, and investments, including the net proceeds from this offering, and may not use them effectively.

Management of the Post-Combination Company will have broad discretion with respect to the application of net proceeds received by the Post-Combination Company from the Transaction (including the proceeds from the Offering) and may spend such proceeds in ways that do not improve the Post-Combination Company’s results of operations or enhance the value of the Class A Subordinate Voting Stock or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Post-Combination Company’s business or cause the price of the securities of the Post-Combination Company issued and outstanding from time to time to decline. In respect of potential future acquisitions, there can be no assurance that the Post-Combination Company will be able to identify acquisition opportunities that meet its strategic objectives, or to the extent such opportunities are identified, that it will be able to negotiate terms that are acceptable to it or that the acquisitions will prove to be successful and provide the Post-Combination Company with the expected benefits.

Completion of the Offering is subject to Conditions

The completion of the Offering remains subject to conditions set forth in the Subscription Agreement. There can be no certainty that the Offering will be completed.

Subsequent offerings will result in dilution to holders of the Issuer Common Stock

Any of Issuer, the Company, Parallel and the Post-Combination Company may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into Class A Subordinate Voting Stock or other equity securities) and may issue additional Issuer Common Stock or Class A Subordinate Voting Stock or other securities of the Post-Combination Company or other equity securities to finance acquisitions, operations, or other projects. None of Issuer, the Company, or Parallel can predict the size of future issuances of Issuer Common Stock or other equity securities (or of securities convertible into Class A Subordinate Voting Stock or other equity securities) or the effect, if any, that future issuances and sales of such securities will have on the market price of the Class A Subordinate Voting Stock. Any transaction involving the issuance of previously authorized but unissued Issuer Common Stock, securities convertible into Class A Subordinate Voting Stock, or other equity securities and convertible debt securities of Issuer, the Company, Parallel and the Post-Combination Company would result in dilution, possibly substantial, to holders of Shares. Exercises of presently outstanding stock options or warrants may also result in dilution to stockholders of the Post-Combination Company.

Sale of substantial amounts of Class A Subordinate Voting Stock (or securities convertible into Class A Subordinate Voting Stock) by Parallel or the Company’s existing shareholders in the public market may have an adverse effect on the market price of the Class A Subordinate Voting Stock.

Following the Transaction Closing, sales of a substantial number of Class A Subordinate Voting Stock in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Class A Subordinate Voting Stock. The Company and Parallel expect to issue shares of Class B Multiple Voting Stock in the Post-Combination Company to a certain member of Parallel’s management and his family as part of the Transaction, and such shares will be entitled to 15 votes per share and each such share will be automatically converted into Class A Subordinate Voting Stock under certain circumstances, including upon the sale of the Class B Multiple Voting Stock. If all or a substantial portion of the Class B Multiple Voting Stock is converted into Class A Subordinate Voting Stock, the potential for sales of substantial numbers of Class A Subordinate Voting Stock may increase. A decline in the market prices of the Class ASubordinate Voting Stock could impair the Post-Combination Company’s ability to raise additional capital through the sale of securities should it desire to do so.

Parallel has no dividend history and has no intention to pay dividends in the foreseeable future.

Parallel has no dividend record, and the ability to pay dividends and other distributions will depend on the Post- Combination Company’s operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained and contractual restrictions contained in the instruments governing the Post-Combination Company’s debt. Dividends paid by the Post-Combination Company would be subject to tax and, potentially, withholdings. Parallel does not anticipate the Post-Combination Company will pay any dividends on the Class A Subordinate Voting Stock in the foreseeable future.

The Post-Combination Company will be controlled by Parallel’s Chief Executive Officer, whose interests may differ from other stockholders.

As result of the Transaction, William “Beau” Wrigley Jr., the Chief Executive Officer of Parallel, and certain of his family members and affiliates will be the beneficial owners of all of the Class B Multiple Voting Stock, each share of which will be entitled to 15 votes per share and is expected to control a substantial majority of the Post-Combination Company’s voting power. As a result, William “Beau” Wrigley Jr. will have the ability to control the outcome of matters submitted to the Post-Combination Company’s shareholders for approval, including the election and removal of directors and any arrangement, sale of all or substantially all of the assets, fundamental change or change of business of the Post-Combination Company’s. If Beau Wrigley’s employment with the Post-Combination Company is terminated or he resigns from his position with the Post-Combination Company, he will continue to have the ability to exercise the same significant voting power.

This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of the Post-Combination Company which could deprive stockholders of the Post- Combination Company of an opportunity to receive a premium for shares of Class A Subordinate Voting Stock and may make some transactions more difficult or impossible without the support of William “Beau” Wrigley Jr., even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power with

William “Beau” Wrigley Jr. may have a negative impact on the price of the Class A Subordinate Voting Stock.

Unpredictability caused by capital structure and voting control.

Although other Canadian-listed companies have dual class or multiple voting share structures, given the concentration of voting control that is held by William “Beau” Wrigley Jr. and given the unique features of the capital structure contemplated in respect of the Post-Combination Company and the concentration of voting control held by William “Beau” Wrigley Jr. of the Class B Multiple Voting Stock, this structure and control could result in a lower trading price for, or greater fluctuations in, the trading price of the Class A Subordinate Voting Stock or adverse publicity to the Post- Combination Company or other adverse consequences.

The Post-Combination Company will be a U.S. domestic corporation for U.S. federal income tax purposes.

Following the completion of the proposed Transaction, the Post-Combination Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. As a result, the Post- Combination Company will be subject to U.S. income tax on its worldwide income and any dividends paid by the Post-Combination Company to Non-U.S. Holders will be subject to U.S. federal income tax withholding at a 30% rate or such lower rate as provided in an applicable treaty. Because the Class A Subordinate Voting Stock are treated as shares of a U.S. domestic corporation, the U.S. gift, estate and generation-skipping transfer tax rules generally apply to a Non-U.S. Holder of Class A Subordinate Voting Stock.

Withholding tax on dividends.

Following the completion of the proposed Transaction, dividends received by holders of Class A Subordinate Voting Stock who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. A foreign tax credit under the Tax Act in respect of such U.S. withholding taxes may not be available to such holder.

U.S. tax classification – United States Real Property Holding Corporation.

The Post-Combination Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a U.S. domestic corporation for U.S. federal income tax purposes, the taxation of the Non-U.S. Holders upon a disposition of Class A Subordinate Voting Stock generally depends on whether the Post- Combination Company is classified as a USRPHC. It is not expected that the Post-Combination Company will be a USRPHC and it is not anticipated the Post-Combination Company will become one in the foreseeable future. If the Post-Combination Company ultimately is determined by the IRS to constitute a USRPHC, its Non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of the Class A Subordinate Voting Stock.

U.S. Federal Income Tax Treatment of the Post-Combination Company

Under U.S. federal income tax law, Section 280E of the Code, as amended, prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the Controlled Drugs and Substances Act). The U.S. Internal Revenue Service (“IRS”) has invoked Section 280E of the Code in tax audits of various cannabis businesses in the U.S. that are permitted under applicable state laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly and the bulk of operating costs and general administrative costs are not permitted to be deducted.

U.S. states and localities may impose excise, cultivation, sales and use and other similar taxes on cannabis businesses or their customers. For example, California law imposes an excise tax to be paid by the end-consumer and the dispensary and a cultivation tax to be paid by cultivators on all harvested cannabis that enters the commercial market, in addition to any sales and use tax imposed at the state and local level. The tax regime that is applicable to the Post-Combination Company’s business will have a direct impact on its operations and profitability and, in extreme cases, may make pursuing the Post-Combination Company’s expected business plan unprofitable.

The Post-Combination Company will be subject to increased costs as a result of being a U.S. reporting company.

As a public issuer with securities listed on a Canadian exchange, the Post-Combination Company will be subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which our securities may be listed from time to time. In addition, following the effectiveness of the registration statement on Form S-4 that will be filed in connection with the Transaction, the Post-Combination Company will become subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on the Post-Combination Company’s personnel, systems and resources, which could adversely affect its business, financial condition, and results of operations.

The Post-Combination Company will face costs of maintaining a public listing.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the Canadian Securities Exchange require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Post- Combination Company may also elect to devote greater resources on communication and other activities typically considered important by publicly traded companies.

It is anticipated the Post-Combination Company will be eligible to be treated as an “emerging growth company” as defined in the JOBS Act, and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Class A Subordinate Voting Stock less attractive to investors.

It is expected the Post-Combination Company will be an “emerging growth company,” as defined in the JOBS Act. For as long as the Post-Combination Company continues to be an emerging growth company, the Post-Combination Company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (1) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, (2) reduced disclosure obligations regarding executive compensation in this prospectus and periodic reports and proxy statements, and (3) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Post-Combination Company could be an emerging growth company for up to five years, although circumstances could cause it to lose that status earlier, including if the market value of the Class A Subordinate Voting Stock held by non-affiliates exceeds $700 million as of June 30, 2021, or if the Post- Combination Company has total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which case it would no longer be an emerging growth company as of the following December 31. Additionally, if the Post-Combination Company issues more than $1.0 billion in non-convertible debt during any three-year period before June 30, 2021, it would cease to be an emerging growth company immediately. It cannot be predicted if investors will find the Class A Subordinate Voting Stock less attractive because the Post-Combination Company may rely on these exemptions. If some investors find the Class A Subordinate Voting Stock less attractive as a result, there may be a less active trading market for the Class A Subordinate Voting Stock, and the stock price may be more volatile.

Risks Related to the Business of the Post-Combination Company

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the global economy and to Parallel’s business, and may have an adverse impact on its performance and results of operations.

The recent outbreak of the novel coronavirus, or COVID-19, which has been declared by the World Health Organization (“WHO”) to be a “pandemic”, has spread across the globe and is impacting worldwide economic activity. COVID-19 has severely restricted the level of economic activity around the world and in all countries in which Parallel or its affiliates operate. A public health epidemic, including COVID-19, or the fear of a potential pandemic, poses the risk that Parallel or its employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, and Parallel’s customers may be prevented from purchasing its products, due to shutdowns, “stay at home” mandates or other preventative measures that may be requested or mandated by governmental authorities. The governments of many countries, states, cities and other geographic regions have taken such preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes. Temporary closures of businesses have been ordered and numerous other businesses have temporarily closed voluntarily. Such actions are creating disruption in global supply chains, increasing rates of unemployment and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.

The effect of COVID-19 could include closures of Parallel’s facilities or the facilities of its suppliers and other vendors in its supply chain and other preventive and protective measures in its supply chain. If the pandemic persists, closures or other restrictions on the conduct of business operations of Parallel’s third-party manufacturers, suppliers or vendors could disrupt its supply chain. While Parallel has not yet experienced delays in shipping, the increased global demand on shipping and transport services may cause it to experience delays in the future which could impact Parallel’s ability to obtain materials or deliver its products in a timely manner. These factors could otherwise disrupt Parallel’s operations and could have an adverse effect on its business, financial condition and results of operations. In various states in the United States, cannabis retailers have been restricted to conducting sales via curbside pickup and online delivery or are reducing opening hours, staff onsite and reducing the number of customers allowed in-store for cannabis retailers that continue to be open. For example, Parallel’s Massachusetts business was subject to Massachusetts state restrictions on the number of customers it could allow in its stores at any one point in time due to social distancing guidelines.

Retailers of Parallel’s products have in some cases been determined to be, and may in other cases be deemed in the future, nonessential and be required to close or choose to suspend or significantly curtail their operations due to health and safety concerns for their employees. Further, those retail operations that Parallel has been able to reopen may be closed in the future in the event that governments reinstitute closures for public health reasons. Even if Parallel’s production facilities remain open, mandatory or voluntary self-quarantines and travel restrictions may limit its employees’ ability to get to its facilities, and this, together with impacts on Parallel’s supply chain and the uncertainty produced by the rapidly evolving nature of COVID-19, may result in reduced or suspended production. Those types of restrictions could also impact the abilities of customers in the United States to continue to have access to Parallel’s products. Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur could impact personnel at third-party manufacturing facilities in the United States and other countries, or the availability or cost of materials, which would disrupt Parallel’s supply chain, in particular in relation to Parallel’s supply of masks, gowns and other protective equipment used at its facilities due to the global shortage of such protective equipment and materials.

As a result of COVID-19, Parallel has implemented work-from-home policies for certain employees and the effects of its work-from-home policies may negatively impact productivity, disrupt access to books and records, increase cybersecurity risks and disrupt its business, and Parallel does not yet know when it will be able to return to the office. In addition, the effects of COVID-19 may delay Parallel’s R&D programs and its ability to execute on certain of its strategic plans involving construction. So long as measures to combat COVID-19 stay in effect, Parallel expects COVID-19 to negatively affect its results of operations. The global impact of COVID-19 continues to evolve rapidly, and the extent of its effect on Parallel’s operational and financial performance will depend on future developments, which are highly uncertain, including the duration, scope and severity of the pandemic, the actions taken to contain or mitigate its impact, and the direct and indirect economic effects of the pandemic and related containment measures, among others.

Even after the pandemic subsides, Parallel’s businesses could also be negatively impacted should the effects of COVID-19 lead to changes in consumer behavior, including as a result of a decline in discretionary spending. During the past year, financial conditions for the cannabis industry have faced increased volatility. Moreover, future events could cause global financial conditions to suddenly and rapidly destabilize, and governmental authorities may have limited resources to respond to such future crises. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact Parallel’s ability to obtain equity or debt financing or make other suitable arrangements to finance its projects. If increased levels of volatility continue, there is a rapid destabilization of global economic conditions or a prolonged recession resulting from the pandemic, it would likely materially affect Parallel’s business and the value of the Issuer Common Stock and the Class A Subordinate Voting Stock.

The industries and markets in which Parallel operates are relatively new, and these industries and markets may not continue to exist or grow as anticipated or the Post-Combination Company may ultimately be unable to succeed in these industries and markets.

The cannabis industries and markets in which Parallel currently operates are relatively new, can be highly speculative, are rapidly expanding and may ultimately not be successful. In addition to being subject to general business risks, as a business involving an agricultural product and a regulated consumer product, Parallel needs to continue to build brand awareness in these industries and markets through significant investments in its strategy, production capacity, quality assurance and compliance with regulations. These activities may not promote Parallel’s brands and products as effectively as intended, or at all. Competitive conditions, consumer tastes, patient requirements and spending patterns in these new industries and markets are relatively unknown and may have unique circumstances that differ from existing industries and markets. Parallel is subject to all of the business risks associated with a new business in a niche market, including risks of unforeseen capital requirements, failure of widespread market acceptance of its products, failure to establish business relationships and competitive disadvantages against larger and more established competitors.

Accordingly, there are no assurances that these industries and markets will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions, and a failure to do so could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

Parallel has a limited operating history and therefore it is subject to many of the risks common to early-stage enterprises.

Parallel has a limited history of operations and is in an early stage of development as it attempts to create a global infrastructure to capitalize on the opportunity in the cannabis industry. Parallel can make no assurance that it will generate sufficient revenue to offset the cost of maintaining and growing its business in the future. There can be no assurance that Parallel’s revenue will continue to grow or will not decline. The Post-Combination Company’s revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of its business. An investor in the Issuer Common Stock should not consider Parallel’s historical revenue growth or operating expenses as indicative of its future performance. If Parallel’s revenue growth rate declines or our operating expenses exceed its expectations, its financial performance will be adversely affected.

The Post-Combination Company may not be able to successfully manage its growth.

The Post-Combination Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls, which may place significant strain on its operational and managerial resources. In addition, Parallel is, and the Post-Combination Company will be, subject to a variety of business risks generally associated with developing companies. The Post-Combination Company’s ability to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. There can be no assurances that Parallel will be able to manage growth successfully. Parallel’s inability to manage growth successfully could have a material adverse effect on its business, financial condition, results of operations and growth prospects.

Failure to establish and maintain effective internal control over financial reporting may result in the Post- Combination Company not being able to accurately report its financial results, which could result in a loss of investor confidence and adversely affect the market price of Class A Subordinate Voting Stock.

The Post-Combination Company will be responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because the Post-Combination Company will be implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of Class A Subordinate Voting Stock and harm the Post-Combination Company’s ability to raise capital in the future.

If the Post-Combination Company’s management is unable to certify the effectiveness of its internal controls or if material weaknesses or significant deficiencies in its internal controls are identified, the Post-Combination Company could be subject to regulatory scrutiny and a loss of public confidence, which could harm its business. In addition, if the Post-Combination Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause a decline in the price of Class A Subordinate Voting Stock and harm the Post-Combination Company’s ability to raise capital.

Parallel does not expect that the Post-Combination Company’s disclosure controls and procedures and internal control over financial reporting will prevent all error or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Post-Combination Company cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in its reported financial information.

Parallel is, and the Post-Combination Company will be, subject to liability arising from any fraudulent or illegal activity by its employees, contractors and consultants.

Parallel is, and the Post-Combination Company will be, exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Parallel that violates: (i) applicable laws and regulations; (ii) manufacturing standards; (iii) healthcare fraud and abuse of federal, provincial and state laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for Parallel to identify and deter misconduct by its employees and other third parties, and the precautions taken by Parallel to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are brought against Parallel or the Post-Combination Company, and it is not successful in defending or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of its operations, any of which could have a material adverse effect on its business, financial condition and results of operations.

Parallel’s business is subject to risks inherent in the agricultural business.

Parallel’s business involves the growing of cannabis, an agricultural product, in certain jurisdictions where that activity is permitted under U.S. state (but not federal) law. As such, Parallel’s business is, and the Post-Combination Company’s will be, subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for its customers.

Weather conditions and climate, which can vary substantially from year to year, may have a significant impact on the size and quality of the harvest of the crops processed and sold by Parallel. Such adverse weather patterns could result in more permanent disruptions in the quality and size of the available crop, which could adversely affect Parallel’s business. Like other agricultural products, the quality of cannabis grown outdoors is affected by weather and the environment, which can change the quality or size of the harvest. If a weather event is particularly severe, such as a major drought or hurricane, the affected harvest could be destroyed or damaged to an extent that it would be less desirable to Parallel’s customers, which would result in a reduction in revenues. If such an event is also widespread, it could affect Parallel’s ability to acquire the quantity of products required by customers. In addition, other items can affect the marketability of cannabis grown outdoors, including, among other things, the presence of non-cannabis related material, genetically modified organisms and excess residues of pesticides, fungicides and herbicides.

Significant increases or decreases in the total harvest will impact the sales of Parallel’s products and, consequently, the profits and results of its operations. High degrees of quality variance can also affect processing velocity and capacity utilization, as the processes required to potentially upgrade lower or more variable quality product can slow overall processing times. There can be no assurance that natural elements will not have a material adverse effect on the production of Parallel’s products and the Post-Combination Company’s business, financial condition and operating results.

Parallel’s cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.

Parallel’s cannabis cultivation operations consume considerable energy, making it vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect on Parallel’s business, financial condition and results of operations.

In addition, Parallel’s business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Parallel’s financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Post-Combination Company’s business, financial condition and operating results.

Parallel, the Post-Combination Company or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.

Parallel believes that the cannabis industry is highly dependent upon broad social acceptance and consumer perception regarding the safety, efficacy and quality of the cannabis products, as well as consumer views concerning regulatory compliance. Consumer perception of Parallel’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumors or speculation and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the cannabis industry, and therefore demand for Parallel or the Post-Combination Company’s, as applicable, products and services, its business, financial condition, results of operations and cash flows.

Parallel’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the demand for its products, and its business, financial condition, results of operations and cash flows. Further, adverse publicity, reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or Parallel’s products specifically, or associating the consumption or use of cannabis with illness or other negative effects or events, could have such a material adverse effect on Parallel or the Post-Combination Company, as applicable. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views on Parallel or the Post-Combination Company’s, as applicable, operations and activities, whether true or not, and the cannabis industry in general, whether true or not. Social media permits user-generated content to be distributed to a broad audience which can respond or react, in near real time, with comments that are often not filtered or checked for accuracy. Accordingly, the speed with which negative publicity (whether true or not) can be disseminated has increased dramatically with the expansion of social media. The dissemination of negative or inaccurate posts, comments or other user-generated content about Parallel on social media (including those published by third-parties) could damage Parallel or the Post-Combination Company’s, as applicable, brand, image and reputation or how the cannabis industry is perceived generally, which could have a detrimental impact on the market for Parallel’s products and thus on the Post-Combination Company’s business, financial condition and results of operations.

In addition, certain well-funded and significant businesses may have strong economic opposition to the cannabis industry. Lobbying by such groups, and any resulting inroads they might make in halting or rolling back the cannabis movement, could affect how the cannabis industry is perceived by others and could have a detrimental impact on the market for Parallel’s products and thus on its business, financial condition and results of operations.

Moreover, the parties with which Parallel does, or the Post-Combination Company will do, business may perceive that they are exposed to reputational risk as a result of cannabis related business activities. Failure to establish or maintain business relationships could have a material adverse effect on Post-Combination Company’s business, financial condition and results of operations.

Any third-party service provider could suspend or withdraw its services to Parallel or the Post-Combination Company if it perceives that the potential risks exceed the potential benefits to such services.

Although Parallel takes care in protecting its image and reputation, it does not ultimately have control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to Parallel’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse impact on its business, financial condition and results of operations.

Parallel may not successfully execute its business strategy.

An important part of Parallel’s business strategy involves expanding operations in additional U.S. markets, including in markets where it currently does not operate. Parallel may be unable to pursue this strategy in the future at the desired pace or at all. Parallel may be unable to, among other things, identify suitable companies to acquire or invest in; complete acquisitions on satisfactory terms; successfully expand its infrastructure and sales force to support growth; achieve satisfactory returns on acquired companies, particularly in U.S. states where it does not currently operate; or enter into successful business arrangements for technical assistance or management expertise.

In addition, the process of integrating acquired businesses, particularly in new markets, may involve unforeseen difficulties, such as loss of key employees, and may require a disproportionate amount of management’s attention and financial and other resources. Parallel can give no assurance that it or the Post-Combination Company will ultimately be able to effectively integrate and manage the operations of any acquired business or realize anticipated synergies. The failure to successfully integrate the cultures, operating systems, procedures and information technologies of an acquired business could have a material adverse effect on the Post-Combination Company’s business, financial condition or results of operations.

If Parallel succeeds in expanding its existing businesses, such expansion may place increased demands on management, operating systems, internal controls and financial and physical resources. If not managed effectively, these increased demands may adversely affect the services provided to customers. In addition, Parallel’s personnel, systems, procedures and controls may be inadequate to support future operations, particularly with respect to operations in U.S. states in which it does not currently operate. Consequently, in order to manage growth effectively, Parallel or the Post-Combination Company may be required to increase expenditures to increase its physical resources, expand, train and manage its employee base, improve management, financial and information systems and controls, or make other capital expenditures. The Post-Combination Company’s business, financial condition and results of operations could be adversely affected if it encounters difficulties in effectively managing the budgeting, forecasting and other process control issues presented by future growth.

Parallel faces increasing competition that may materially and adversely affect its business, financial condition and results of operations.

Parallel faces competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state), although there are a few multistate operators with which Parallel competes directly. Aside from this direct competition, out-of- state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as Parallel executes its growth strategy, operators in Parallel’s future state markets will inevitably become direct competitors. Parallel is likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect the Post-Combination Company’s business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, Parallel expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, the Post-Combination Company will require a continued investment in research and development, marketing, sales and client support. The Post-Combination Company may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect its business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm Parallel or the Post-Combination Company, as applicable, in a number of ways, including losing customers, revenue and market share, negatively affect revenue projections or forcing expenditure of greater resources to meet new or additional competitive threats, all of which could harm operating results. As competitors enter the market and become increasingly sophisticated, competition in the cannabis industry may intensify and place downward pressure on retail prices for Parallel’s products and services, which could negatively impact the Post-Combination Company’s profitability.

Parallel faces competition from the illegal cannabis market.

Parallel faces competition from illegal dispensaries and the illegal market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, using flavors or other additives or engaging in advertising and promotion activities that Parallel is not permitted to. As these illegal market participants do not comply with the regulations governing the cannabis industry, their operations may also have significantly lower costs. The perpetuation of the illegal market for cannabis may have a material adverse effect on the Post-Combination Company’s business, results of operations, as well as the perception of cannabis use.

Parallel or the Post-Combination Company may be unable to protect its inventions, trade secrets, and other intellectual property from discovery or unauthorized use.

In relation to Parallel’s agreements with parties that have access to its intellectual property, any of these parties may breach their obligations to Parallel, and Parallel or the Post-Combination Company, as applicable, may not have adequate remedies for such breach. In relation to Parallel’s security measures, such security measures may be breached and Parallel may not have adequate remedies for such breach. In addition, Parallel’s intellectual property that has not yet been applied for or registered may otherwise become known to, or be independently developed by, competitors, or may already be the subject of applications for intellectual property registrations filed by Parallel’s competitors, which may have a material adverse effect on Parallel’s business, financial condition and results of operations.

Parallel cannot provide any assurances that its inventions, trade secrets, technical know-how and other proprietary information will not be disclosed in violation of agreements, or that competitors will not otherwise gain access to Parallel’s intellectual property or independently develop and file applications for intellectual property rights in a manner that adversely impacts Parallel’s intellectual property rights. Unauthorized parties may attempt to replicate or otherwise obtain and use Parallel’s inventions, trade secrets, technical know-how and proprietary information.

Policing the unauthorized use of Parallel’s current or the Post-Combination Company’s future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Parallel may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. Additionally, if the steps taken to identify and protect Parallel or the Post-Combination Company’s, as applicable, trade secrets are inadequate, it may be difficult for the Post-Combination Company to enforce its rights in them against third parties.

Parallel or the Post-Combination Company may be subject to allegations that it is in violation of third-party intellectual property rights, and it may be found to infringe third-party intellectual property rights, possibly without the ability to obtain licenses necessary to use such third-party intellectual property rights.

Other parties may claim that Parallel or the Post-Combination Company’s, as applicable, products infringe on their intellectual property rights, including with respect to patents, and Parallel’s operation of its business, including its development, manufacture and sale of its goods and services, may be found to infringe third-party intellectual property rights. There may be third-party patents or patent applications with claims to products or processes related to the manufacture, use or sale of Parallel or the Post-Combination Company’s, as applicable, products and processes. There may be currently pending patent applications, some of which may still be confidential, that may later result in issued patents that Parallel or the Post-Combination Company’s, as applicable, products or processes may infringe. In addition, third parties may obtain patents in the future and claim that use of Parallel’s inventions, trade secrets, technical know-how and proprietary information, or the manufacture, use or sale of Parallel’s products infringes upon those patents. Third parties may also claim that Parallel or the Post-Combination Company’s, as applicable, use of its trademarks infringes upon their trademark rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders, other equitable relief, and/or require the payment of damages, any or all of which may have an adverse impact on Post-Combination Company’s business. In addition, Parallel or the Post-Combination Company’s, as applicable, may need to obtain licenses from third parties who allege that such entity has infringed on their lawful rights. Such licenses may not be available on terms acceptable to Parallel or the Post-Combination Company’s, as applicable, and it may be unable to obtain any licenses or other necessary or useful rights under third-party intellectual property.

Parallel could have difficulty transitioning the operations of businesses that it has acquired and will acquire.

The success of Parallel’s acquisitions depends upon its ability to transition any businesses that it acquires. The transitioning of acquired business operations could disrupt Parallel’s business by causing unforeseen operating difficulties, diverting management’s attention from day-to-day operations and requiring significant financial resources that would otherwise be used for the ongoing development of Parallel’s business. The difficulties of transitions could be increased by the necessity of coordinating geographically dispersed organizations, coordinating personnel with disparate business backgrounds and managing different corporate cultures, or discovering previously unknown liabilities. In addition, the Post-Combination Company could be unable to retain key employees or customers of the acquired businesses following the Transaction. The Post-Combination Company could face transition issues including those related to operations, internal controls, information systems and operational functions of the acquired companies and it also could fail to realize cost efficiencies or synergies that it anticipated when selecting its acquisition candidates or these acquisitions could fail to complete successfully. Any of these items could adversely affect the Post-Combination Company’s results of operations.

Parallel may not be successful in maintaining its consumer brand recognition and loyalty of its products.

Parallel competes in a market that relies on innovation and the ability to react to evolving consumer preferences. Consumers in the cannabis market have demonstrated a degree of brand loyalty, but suppliers must continue to adapt their products in order to maintain their status among customers as the market evolves. Parallel’s continued success depends in part on its ability and its supplier’s ability to continue to differentiate the brand names it represents, owns or licenses and maintain similarly high levels of recognition with target consumers. Trends within the cannabis industry change often and Parallel’s failure to anticipate, identify or react to changes in these trends could, among other things, lead to reduced demand for its products.

Regulations have recently been, and are likely to continue to be, enacted in the future that would make it more difficult to appeal to consumers or to leverage the brands that Parallel distributes, owns or licenses. For example, the U.S. federal regulations may require plain packaging on cannabis products in order to prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restriction on the use of logos and brand names on cannabis products could have a material adverse impact on the Post-Combination Company’s business, financial condition and results of operations, as it may be difficult to establish brand loyalty.

Outdoor cultivation may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on Parallel’s business, financial condition and result of operation.

Furthermore, even if Parallel is able to continue to distinguish its products, there can be no assurance that the sales, marketing and distribution efforts of Parallel’s competitors will not be successful in persuading consumers of Parallel’s products to switch to their products. Some of Parallel’s competitors have greater access to resources than it does, which better positions them to conduct market research in relation to branding strategies or costly marketing campaigns. Any loss of consumer brand loyalty to Parallel’s products or in its ability to effectively brand its products in a recognizable way will have a material effect on its ability to continue to sell its products and maintain its market share, which could have a material adverse effect on the Post-Combination Company’s business, results of operations and financial condition.

The majority of the Post-Combination’s assets will be the capital stock of its material subsidiaries; therefore, investors are subject to the risks attributable to its material subsidiaries which generate substantially all of its revenues.

The majority of the Post-Combination Company’s assets following the Transaction will be the capital stock of its material subsidiaries. Parallel conducts substantially all of its business through its subsidiaries, which generate substantially all of Parallel’s revenues. Consequently, the Post-Combination Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Post-Combination Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Post- Combination Company’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Post-Combination Company.

Parallel may experience breaches of security at its facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause its customers to lose confidence in its security and data protection measures and may expose it or the Post-Combination Company to risks related to breaches of applicable privacy laws.

Given the nature of Parallel’s product and its lack of legal availability outside of certain legalized or regulated retail or distribution channels, as well as the concentration of inventory in its facilities, despite meeting or exceeding the applicable security requirements under applicable law, there remains a risk of theft. A security breach at one of Parallel’s facilities could expose it to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing Parallel’s products.

Parallel’s information systems and any of its third-party service providers and vendors are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapid evolving nature of the threats, targets and consequences. Additionally, unauthorized parties may attempt to gain access to these systems through fraud or other means of deceiving third-party service providers, employees or vendors. Parallel’s operations depend, in part, on how well networks, equipment, IT systems and software are protected against damage from a number of threats. These operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. However, if Parallel or the Post-Combination Company, as applicable, is unable or delayed in maintaining, upgrading or replacing IT systems and software, the risk of a cybersecurity incident could materially increase. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Post-Combination Company’s reputation and results of operations.

Parallel collects and stores certain personal information about its customers and, in some cases, is responsible for protecting such information from privacy breaches. A privacy breach may occur through a variety of sources, including, without limitation, procedural or process failure, information technology malfunction, deliberate unauthorized intrusions, computer viruses, cyber-attacks and other electronic security breaches. In addition, theft of data for competitive purposes, such as customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such privacy breach or theft could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

Parallel is dependent upon information technology systems in the conduct of its operations and it collects, stores and uses certain sensitive data, intellectual property, its proprietary business information and certain personally identifiable information of its employees and customers on its networks. Any fraudulent, malicious or accidental breach of Parallel’s data security could result in unintentional disclosure of, or unauthorized access to, third-party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to Parallel to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to Parallel’s systems or those of its third-party suppliers, even if no breach has been attempted or occurred, could adversely impact Parallel’s brand and reputation and customers could lose confidence in Parallel’s security measures and reliability, which would harm Parallel or the Post-Combination Company’s, as applicable, ability to retain customers and gain new ones. If any of these were to occur, it could have a material adverse effect on the Post- Combination Company’s business and results of operations.

In addition, there are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information.

Parallel is subject to laws, rules and regulations in the U.S. (such as the California Consumer Privacy Act (which became effective on January 1, 2020)) and other jurisdictions relating to the collection, processing, storage, transfer and use of personal data. Parallel’s ability to execute transactions and to possess and use personal information and data in conducting its business subjects it to legislative and regulatory burdens that may require it to notify regulators and customers, employees and other individuals of a data security breach. Evolving compliance and operational requirements under the California Consumer Privacy Act and the privacy laws, rules and regulations of other jurisdictions in which Parallel operates impose significant costs that are likely to increase over time. In addition, non- compliance could result in proceedings against Parallel by governmental entities and/or significant fines, could negatively impact Parallel’s reputation and may otherwise adversely impact the Post-Combination Company’s business, financial condition and operating results.

Parallel or the Post-Combination Company may be subject to, or prosecute, litigation in the ordinary course of its marketing, distribution and sale of its products.

The Post-Combination Company may become threatened by a party, or otherwise become party to litigation from time to time in the ordinary course of business which could adversely affect its business. For example, on December 16, 2019, Parallel received notice of a claim relating to the proposed acquisition by Parallel of a company in Spain and demanding that the cash portion of transaction consideration be increased in order to close the transaction subsequent to signing a definitive agreement. The parties are currently still negotiating the terms for a potential closing, but Parallel intends to vigorously defend themselves from any claims. Should any litigation in which the Post-Combination Company becomes involved be determined against the Post-Combination Company, such a decision could adversely affect the Post-Combination Company’s ability to continue operating and the market price for the Class A Subordinate Voting Stock. Even if the Post-Combination Company is involved in litigation and is successful, such litigation could redirect significant company resources.

Parallel may be subject to product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, Parallel faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur as described below under “-There is limited long-term data with respect to the efficacy and side effects of Parallel’s products and future clinical research studies on the effects of cannabis and cannabinoids may lead to conclusions that dispute or conflict with Parallel’s understanding and belief regarding their benefits, viability, safety, efficacy, dosing and social acceptance.” Parallel or the Post-Combination Company, as applicable, may be subject to various product liability claims, including, among others, that its products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against Parallel or the Post-Combination Company could result in increased costs, could adversely affect its reputation with its clients and consumers generally, and could have a material adverse effect on its business, financial condition and results of operations. There can be no assurances that Parallel or the Post-Combination Company, as applicable, will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Parallel’s products.

Parallel’s products have in the past and may in the future be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. For example, Parallel has, in the past, exchanged products for customers in the past when products were inadvertently mislabeled.

If any of Parallel’s products are recalled due to an alleged product defect or for any other reason, Parallel could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. All customers who are potentially impacted would be notified, corrective actions would be put in place, and existing product and procedures would be re-tested and examined. Parallel may also lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. Although Parallel has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one or more of Parallel’s products were subject to recall, Parallel’s reputation and the reputation of that product could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for Parallel’s products and could have a material adverse effect on its business, results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of Parallel’s operations by the FDA, the DEA or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by participants in these industries generally, which could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

Parallel is dependent on its senior management.

Parallel’s success is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees.

Any loss of the services of such individuals to the Post-Combination Company following the Transaction could have a material adverse effect on the Post-Combination Company’s business, operating results, financial condition or prospects.

The Post-Combination Company may be unable to attract or retain skilled labor and personnel with experience in the cannabis industry, adequate equipment, parts and components, and it may be unable to attract, develop and retain additional employees required for its operations and future developments.

The Post-Combination Company may be unable to attract or retain employees with sufficient experience in the cannabis industry, and may prove unable to attract, develop and retain additional employees required for its development and future success.

Parallel’s success is currently largely dependent on the performance of its skilled employees. The Post-Combination Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Post-Combination Company may incur significant costs to attract and retain them.

In addition, the Post-Combination Company’s ability to compete and grow will be dependent upon having access, at a reasonable cost and in a timely manner, to skilled labor, adequate equipment, parts and components. No assurances can be given that the Post-Combination Company will be successful in maintaining the required supply of skilled labor, adequate equipment, parts and components.

The Post-Combination Company may be unable to attract and retain customers.

The Post-Combination Company’s future success depends on its ability to attract and retain customers. There are many factors which could impact the Post-Combination Company’s ability to attract and retain customers, including but not limited to its ability to continually produce desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in its aggregate number of customers. The failure to acquire and retain customers would have a material adverse effect on the Post-Combination Company’s business, operating results and financial condition.

The Post-Combination Company will seek to maintain adequate insurance coverage in respect of the risks it faces; however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover the Post-Combination Company’s potential liabilities.

While Parallel has insurance to protect its assets, operations and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Post-Combination Company will be exposed in its current state of operations. For example, certain wholesalers, distributors, retailers and other service providers may require suppliers of cannabis products to provide an indemnification from liability in connection with such products, which may not be covered by insurance. In addition, no assurance can be given that such insurance will be adequate to cover the Post-Combination Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Post-Combination Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Post- Combination Company were to incur such liability at a time when it is not able to obtain liability insurance, its business, financial condition and results of operations may be adversely affected.

Fluctuations in wholesale and retail prices could result in earnings volatility.

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labor costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors that will be beyond the Post-Combination Company’s control. The Post-Combination Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Post-Combination Company’s profitability will be directly related to the price of cannabis. There is currently not an established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Post- Combination Company’s control. Any price decline may have a material adverse effect on the Post-Combination Company.

Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect the Post-Combination Company’s operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks, such as the COVID-19 virus, influenza and other highly communicable diseases or viruses, boycotts and geo-political events, such as civil unrest in countries in which Parallel’s operations are located and acts of terrorism, or similar disruptions could adversely affect the Post-Combination Company’s business, financial condition and results of operations. These events could result in physical damage to one or more of the Post- Combination Company’s properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of the Post-Combination Company’s facilities, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to the Post-Combination Company’s facilities, and disruption to the Post-Combination Company’s information systems. Such events could also negatively impact consumer sentiment, reduce demand for consumer products like the Post-Combination Company’s and cause general economic slowdown. These factors could otherwise disrupt the Post-Combination Company’s operations and could have an adverse effect on its business, financial condition and results of operations.

There is limited long-term data with respect to the efficacy and side effects of Parallel’s products and future clinical research studies on the effects of cannabis and cannabinoids and cannabis-based products may lead to conclusions that dispute or conflict with Parallel’s understanding and belief regarding their benefits, viability, safety, efficacy, dosing and social acceptance.

Research in Canada, the United States and internationally regarding the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) in dietary supplements, food or cosmetic products remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids and there is limited long-term data with respect to efficacy, side effects and/or interaction of these substances with human or animal biochemistry. As a result, Parallel’s products could have unexpected side effects or safety concerns, the discovery of which could lead to civil litigation, regulatory actions and even possibly criminal enforcement actions. In addition, if the products Parallel sells do not or are not perceived to have the effects intended by the end user, this could have a material adverse effect on Parallel’s business, financial condition and results of operations. See also “-Parallel or the Post-Combination Company may be subject to, or prosecute, litigation in the ordinary course of its marketing, distribution and sale of its products.”, “-Parallel may be subject to product liability claims.” and “-Parallel’s products have in the past and may in the future be subject to recalls.”

The statements made by Parallel concerning the potential benefits of cannabis and isolated cannabinoids are based on published articles and reports and therefore are subject to the experimental parameters, qualifications and limitations in such studies that have been completed. Although Parallel believes that the existing public scientific literature generally supports its beliefs regarding the benefits, viability, safety, efficacy, dosing and social acceptance of cannabis and cannabinoids, future research and clinical trials may cast doubt or disprove such beliefs, or could raise or heighten concerns regarding, and perceptions relating to, cannabis and cannabinoids, which could have a material adverse effect on the demand for Parallel’s products with the potential to lead to a material adverse effect on Parallel’s business, financial condition and results of operations. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such literature. In particular, the FDA has raised several questions regarding the safety of CBD and gaps in the public scientific literature supporting the use of CBD by the general population.

The current controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose Parallel or the Post-Combination Company to litigation and additional regulation.

There have been a number of highly publicized cases involving lung and other illnesses and deaths that appear to be related to vaporizer devices and/or products used in such devices (such as vaporizer liquids). The focus is currently on the vaporizer devices, the manner in which the devices were used and the related vaporizer device products - THC, nicotine, other substances in vaporizer liquids, possibly adulterated products and other illegal unlicensed cannabis vaporizer products. Some states and cities in the United States have already taken steps to prohibit the sale or distribution of vaporizers, restrict the sale and distribution of such products or impose restrictions on flavors or use of such vaporizers. This trend may continue, accelerate and expand.

This controversy could well extend to non-nicotine vaporizer devices and other product formats. Any such extension could materially and adversely affect the Post-Combination Company’s business, financial condition, operating results, liquidity, cash flow and operational performance. Litigation pertaining to vaporizer products is accelerating and that litigation could potentially expand to include Parallel’s products, which would materially and adversely affect the Post- Combination Company’s business, financial condition, operating results, liquidity, cash flow and operational performance.

Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.

Vaporizers, electronic cigarettes and related products were recently developed and therefore the scientific or medical communities have had a limited period of time to study the long-term health effects of their use. Currently, there is limited scientific or medical data on the safety of such products for their intended use and the medical community is still studying the health effects of the use of such products, including the long-term health effects. If the scientific or medical community were to determine conclusively that use of any or all of these products pose long-term health risks, market demand for these products and their use could materially decline. Such a determination could also lead to litigation, reputational harm and significant regulation. Loss of demand for Parallel’s products, product liability claims and increased regulation stemming from unfavorable scientific studies on cannabis vaporizer products could have a material adverse effect on the Post-Combination Company’s business, results of operations and financial condition.

Financing Risks

There is no assurance future financing will be available to the Post-Combination Company

The Post-Combination Company may need to obtain additional financing in the future to achieve its business objectives. Parallel’s continued development may also require additional financing. The ability to obtain such additional financing will depend upon a number of factors, including prevailing market conditions and the operating performance of Parallel or the Post-Combination Company, as applicable. There can be no assurance that any such financing will be available to Parallel or the Post-Combination Company, as applicable, on favorable terms or at all. If financing is available through the sale of debt, equity or capital properties, the terms of such financing may not be favorable to Parallel or the Post- Combination Company, as applicable. Failure to raise capital when required could have a material adverse effect on the Parallel or the Post-Combination Company’s, as applicable, business, financial condition and results of operations.

In addition, from time to time, Parallel or the Post-Combination Company may enter into transactions to acquire assets or the equity of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase Parallel or the Post-Combination Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Parallel or the Post-Combination Company to obtain additional capital and to pursue business opportunities, including potential acquisitions or other strategic joint venture opportunities. Such covenants may restrict Parallel or the Post-Combination Company’s ability to pursue its business objectives.

Cannabis businesses are subject to applicable anti-money laundering laws and regulations and have restricted access to banking and other financial services.

Parallel is subject to a variety of laws and regulations in the United States that involve money laundering, financial record-keeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, (the “Bank Secrecy Act”), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. Accordingly, pursuant to the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

In February 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance (which is not law) to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. The FinCEN Guidance remains effective to this day, in spite of the fact that in 2014 the most recent of the series of federal guidance memoranda provided to federal law enforcement agencies and banking institutions regarding cannabis, which was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”),1 was rescinded and replaced by the Sessions Memorandum (as defend below).

The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis.

1    See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

On January 4, 2018, former United States Attorney General Jeff Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the “Sessions Memorandum”). Rather than establish national enforcement priorities particular to cannabis-related crimes in jurisdictions where certain cannabis activity was legal under state law, the Sessions Memorandum instructs that “in deciding which cannabis activities to prosecute... with the Department of Justice’s finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

The revocation of the Cole Memorandum has not yet affected the status of the FinCEN Guidance, nor has FinCEN given any indication that it intends to rescind the FinCEN Memorandum itself. Shortly after the Sessions Memorandum was issued, FinCEN did state that it would review the FinCEN Guidance, but FinCEN has not yet issued further guidance.

Although the FinCEN Guidance remains intact, it is unclear whether the current administration will continue to follow its guidelines. The U.S. Department of Justice (the “Department of Justice”) continues to have the right and power to prosecute crimes committed by banks and financial institutions, such as money laundering and violations of the Bank Secrecy Act, that occur in any state including states that have in some form legalized the sale of cannabis. Further, the conduct of the Department of Justice’s enforcement priorities could change for any number of reasons. A change in the Department of Justice’s priorities could result in the prosecution of banks and financial institutions for crimes that were not previously prosecuted.

If the Post-Combination’s operations, or proceeds thereof, dividend distributions or profits or revenues derived from operations were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds from a crime (the sale of a Schedule I drug) under the Bank Secrecy Act’s money laundering provisions. This may restrict the Post-Combination’s ability to declare or pay dividends or effect other distributions.

The FinCEN Guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the Department of Justice, FinCEN or other federal regulators. Thus, most banks and other financial institutions in the United States do not appear comfortable providing banking services to cannabis-related businesses or relying on this guidance given that it has the potential to be amended or revoked by the current administration. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, the Post-Combination Company may have limited or no access to banking or other financial services in the United States. In addition, federal money laundering statutes and Bank Secrecy Act regulations discourage financial institutions from working with any organization that sells a controlled substance, regardless of whether the state it operates in permits cannabis sales. The Post-Combination Company’s inability or limitation of our ability to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult to operate and conduct its business as planned or to operate efficiently.

Banks and other depository institutions are currently hindered by federal law from providing financial services to cannabis businesses, even in states where those businesses are regulated. On March 7, 2019, Democratic representative Ed Perlmutter of Colorado introduced house bill H.R. 1595, known as the Secure and Fair Enforcement (SAFE) Banking Act of 2019 (H.R. 1595) (the “SAFE Banking Act”), which would protect banks and their employees from punishment for providing services to cannabis businesses that are legal on a state level. The bill was advanced by the House Financial Services Committee on March 28, 2019 and passed with strong bipartisan support in the House of Representatives on September 25, 2019.

Parallel’s leverage may impair the Post-Combination’s financial condition or limit the ability to operate its businesses.

Parallel has debt outstanding and may incur additional debt in the future. As of December 31, 2020, Parallel had approximately $349 million total debt outstanding. Certain of Parallel’s indebtedness is secured by first priority liens and security interests in substantially all assets of Parallel and each of its direct and indirect subsidiaries and contains certain negative covenants that restrict certain activities, such as the incurrence of additional indebtedness. Parallel’s debt could have important consequences to the Post-Combination Company’s stockholders and creditors, including:

•	making it more difficult for us to satisfy our obligations with respect to liabilities;

•	increasing vulnerability to adverse general economic and industry conditions;

•

requiring that a portion of the Post-Combination Company’s cash flows from operations be used for the payment of interest on debt, which reduces the Post-Combination Company’s ability to use cash flow to fund working capital, capital expenditures, dividends on capital stock, acquisitions or general corporate requirements;

•	limiting the ability of subsidiaries to pay dividends to us;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or general corporate requirements;

•	limiting the flexibility in planning for, or reacting to, changes in the Post-Combination Company’s business and the cannabis industry; and

•	placing the Post-Combination Company at a competitive disadvantage relative to other less leveraged competitors.

The Post-Combination Company’s business may not generate cash flows from operating activities sufficient to enable us to pay debts when they become due and to fund other liquidity needs. As a result, the Post-Combination Company may need to refinance all or a portion of its debt before maturity. The Post-Combination Company may not be able to refinance any of debt in a timely manner on favorable terms, if at all, in the current credit markets. Any inability to generate sufficient cash flows or to refinance debt on favorable terms could have a material adverse effect on the Post- Combination Company financial condition.

Risks Related to the Cannabis Business

Cannabis continues to be a controlled substance under the U.S. Federal Controlled Substances Act, and enforcement of cannabis laws could change

Parallel is engaged directly and indirectly in the medical and adult-use cannabis industry in the U.S. where only state law permits such activities. Investors are cautioned that in the U.S., cannabis is largely regulated at the state level. As of November 30, 2020 and despite the clear conflict with U.S. federal law, 35 states and the District of Columbia have legalized cannabis for medical use, while 15 of those states and the District of Columbia have legalized the adult use of cannabis for recreational purposes. In November 2020, voters in Arizona, Montana, New Jersey and South Dakota voted by referendum to legalize cannabis for adult use, and voters in Mississippi and South Dakota voted to legalized cannabis for medical use. Notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), the legislation through which the U.S. federal government regulates drugs, and as such, cultivation, distribution, sale and possession of cannabis violates federal law in the U.S. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. If that occurs, we may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, enforcement of federal law regarding cannabis is a significant risk and would greatly harm the Post- Combination Company’s business, prospects, revenue, results of operation and financial condition.

The Department of Justice could allege that Parallel or the Post-Combination Company, as applicable, has “aided and abetted” in violations of federal law by providing financing and services to its portfolio cannabis companies. Under these circumstances, the federal prosecutor could seek to seize the assets of Parallel or the Post-Combination Company, as applicable, and to recover the “illicit profits” previously distributed to stockholders resulting from any of the foregoing financing or services. In these circumstances, the Parallel or the Post-Combination Company’s operations would cease, their stockholders may lose their entire investment and directors, officers and/or stockholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities, despite the existence of state-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and thus it is uncertain how active U.S. federal prosecutors will be in relation to such activities. Furthermore, the Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. There can be no assurances that the U.S. federal government will not seek to enforce the applicable laws against Parallel or the Post-Combination Company.

One legislative safeguard for the medical cannabis industry, appended to the federal budget bill, remains in place following the rescission of the Cole Memorandum. For fiscal years 2015, 2016, 2017 and 2018, Congress adopted a so- called “rider” provision to the Consolidated Appropriations Acts (formerly referred to as the Rohrabacher-Farr Amendment and currently referred to as the Rohrabacher-Blumenauer Amendment) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The Rohrabacher-Blumenauer Amendment was included in the fiscal year 2018 budget passed on March 23, 2018. The Rohrabacher-Blumenauer Amendment was included in the consolidated appropriations bill signed into legislation by President Trump in February 2019. In signing the Rohrabacher-Blumenauer Amendment, President Trump issued a signing statement noting that the Rohrabacher- Blumenauer Amendment “provides that the Department of Justice may not use any funds to prevent implementation of medical cannabis laws by various states and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” On June 20, 2019, the House approved a broader amendment that, in addition to protecting state medical cannabis programs, would also protect state adult use programs. On September 26, 2019, the Senate Appropriations Committee declined to take up the broader amendment but did approve the Rohrabacher-Blumenauer Amendment for the fiscal year 2020 spending bill. On September 27, 2019, the Rohrabacher-Blumenauer Amendment was reviewed as part of a stopgap spending bill, in effect through November 21, 2019. On July 30, 2020, the House passed an amendment, included in a Commerce, Justice, Science (CJS) Appropriations bill, that protects state-legal cannabis businesses from federal intervention by barring the Department of Justice from using taxpayer funds to enforce federal anti-cannabis laws in U.S. states that have legalized medical and/or adult use cannabis. The Rohrabacher-Blumenauer Amendment may or may not be renewed as part of a subsequent stopgap spending bill or omnibus appropriations package in order to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. If the Rohrabacher-Blumenauer Amendment is not renewed, potential proceedings could involve significant restrictions being imposed upon Parallel, the Post-Combination Company or third parties with which they do business, and divert the attention of key executives of such entities. Further, there is no guarantee that draft legislation such as the Strengthening the Tenth Amendment Through Entrusting States Act (S. Bill 3032) (the “STATES Act”) will become law in its current form.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on the Post-Combination Company, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the U.S., its ability to list its securities on a recognized stock exchange, its financial position, operating results, profitability or liquidity or the market price of its publicly traded shares. In addition, it is difficult for Parallel to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re- categorized as a Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by United States Food and Drug Administration, or FDA, if medical claims are made about Parallel’s medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the United States Drug Enforcement Administration, or DEA. In that case, Parallel or the Post-Combination Company, as applicable, may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The Post-Combination Company’s property will be subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, such as the Post-Combination Company, which is either used in the course of conducting such business, or is the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Laws and regulations affecting the cannabis industry are constantly changing.

The constant evolution of laws and regulations affecting the cannabis industry could detrimentally affect the Post- Combination Company. The current and proposed operations of the subsidiaries of the Post-Combination Company are subject to a variety of local, state and federal medical cannabis laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations, which could require the Post-Combination Company to incur substantial costs associated with compliance or alter certain aspects of their business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the business plans of the Post- Combination Company and result in a material adverse effect on certain aspects of their planned operations. These laws and regulations are rapidly evolving and subject to change with minimal notice.

The rulemaking process at the state level that applies to cannabis operators in any state will be ongoing and result in frequent changes. As a result, a compliance program is essential to manage regulatory risk. Notwithstanding the Post- Combination Company’s efforts and diligence, regulatory compliance and the process of obtaining regulatory approvals can be costly and time-consuming. No assurance can be given that Parallel or the Post-Combination Company, as applicable, will receive the requisite licenses, permits or cards to continue operating the Post- Combination business. In addition, local laws and ordinances could restrict business activity. Although Parallel’s operations are legal under the laws of the states in which it operates, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, local ordinances and similar laws could be adopted or changed and have a material adverse effect on the Post-Combination Company’s business.

Multiple states where medical and/or adult use cannabis is legal have or are considering special taxes or fees on businesses in the marijuana industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the Post-Combination Company’s business, prospects, revenue, results of operation and financial condition.

Regulatory changes may adversely affect the Post-Combination Company’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the FDA, the U.S. Securities and Exchange Commission, the Department of Justice, the Financial Industry Regulatory Advisory or other federal or applicable state or nongovernmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical or adult use purposes in the United States.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the industry may adversely affect the business and operations of the Post-Combination Company, including without limitation, the costs to remain compliant with applicable laws and the impairment of its business or the ability to raise additional capital. In addition, the Post-Combination Company will not be able to predict the nature of any future laws, regulations, interpretations or applications, and it is possible that regulations may be enacted in the future that will be directly applicable to its business.

The market for cannabis could decline due to regulatory changes.

There can be no assurance that the number of states that allow the use or medicinal cannabis will increase. Furthermore, there can be no assurance that the existing states, districts and territories that permit the use of medicinal cannabis will not reverse their position. If either of these things happens at any future time, then growth of the Post-Combination Company’s business may be materially impacted. The Post-Combination Company may not be able to achieve targeted revenue levels and may experience declining revenue as the potential market for its products and services diminishes.

State regulatory agencies may require the Post-Combination Company to post bonds or significant fees.

There is a risk that a greater number of state regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal cannabis to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise taxes. Parallel is not able to quantify at this time the potential scope of such bonds or fees in the states in which it currently operates or the Post-Combination Company may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of the Post-Combination Company’s business.

The cannabis industry is relatively new.

The Post-Combination Company will operate in a relatively new industry and market. In addition to being subject to general business risks, the Post-Combination Company must continue to build brand awareness in this industry and market share through significant investments in its strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with Parallel’s management’s expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

Lack of access to United States bankruptcy protections available to non-cannabis businesses.

Because the use of cannabis is illegal under federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If the Post-Combination Company were to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to the Post-Combination Company’s U.S. operations, which would have a material adverse effect on the Post-Combination Company, its lenders and other stakeholders.

Parallel or the Post-Combination Company may face difficulties in enforcing our contracts.

Because Parallel’s contracts involve cannabis and other activities that are not legal under federal law and in some state jurisdictions, Parallel or the Post-Combination Company, as applicable, may face difficulties in enforcing contracts in federal courts and certain state courts. There can be no assurance that a remedy for breach of contract will be available, which could have a material adverse effect on the Post-Combination Company’s business.

The Post-Combination Company will have limited trademark protection.

The Post-Combination Company will not be able to register any U.S. federal trademarks for its cannabis products. Because producing, manufacturing, processing, possessing, distributing, selling, and using cannabis is illegal under the CSA, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, the Post-Combination Company likely will be unable to protect their cannabis product trademarks beyond the geographic areas in which it conducts business. The use of its trademarks outside the states in which they operate by one or more other persons could have a material adverse effect on the value of such trademarks.

The Post-Combination Company may face limitations on ownership of cannabis licenses.

In certain states, the cannabis laws and regulations limit, not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than six license holders in any category – cultivation, processing, adult use dispensing or medical dispensing. In Florida, there are also limitations on owning more than one of the vertically integrated medical cannabis licenses offered in that state. Such limitations on the acquisition of ownership of additional licenses within certain states or enforcement by regulators in certain states against such services arrangements may limit the Post-Combination Company’s ability to grow organically or to increase its market share in such states.

Potential regulation by the FDA could have a material adverse effect on the Post-Combination Company’s business, financial condition and results of operations.

Certain of the Parallel’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Parallel’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis- based products as the promotion of an unapproved drug in violation of the U.S. Food, Drug and Cosmetic Act

(“FDCA”). Cannabidiol, a compound referred to as CBD is one of the non-psychotropic cannabinoids in industrial hemp from the plant species Cannabis sativa L. There has been growing interest in CBD in recent years. CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Pharmaceutical products with CBD as an active ingredient have also been developed, including one product approved by the FDA (Epidiolex®). Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the FDCA. The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved), although the FDA has generally refrained from taking enforcement action against those products. CBD-containing products may also be subject to the jurisdiction of the state and local health authorities.

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Parallel or the Post-Combination Company, as applicable, could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Parallel or the Post-Combination Company’s, as applicable, production or distribution of its products. Any such event could have a material adverse effect on the Post-Combination Company’s business, prospects, financial condition, and operating results.

Parallel or the Post-Combination Company could be subject to criminal prosecution or civil liabilities under RICO.

The Racketeer Influenced Corrupt Organizations Act (“RICO”) criminalizes the use of any profits from certain defined “racketeering” activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as “racketeering” as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such “racketeers,” and can claim triple their amount of estimated damages in attendant court proceedings. Parallel or the Post-Combination Company’s, as applicable, or their subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO. Although RICO suits against the cannabis industry are rare, a few cannabis businesses have been subject to a civil RICO action. Defending such a case has proven extremely costly, and potentially fatal to a business’ operations.

Parallel’s employees or investors could face detention, denial of entry or lifetime bans from United States for their business associations with Parallel.

Cannabis remains illegal under U.S. federal law. Individuals employed at or investing in cannabis companies could face detention, denial of entry or lifetime bans from the United States for their business associations with cannabis businesses. Entry to the United States is granted at the sole discretion of the U.S. Customs and Border Protection (“CBP”) officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers that previous use of cannabis, or any substance prohibited by U.S. federal laws, could result in denial of entry to the United States. Business or financial involvement in the cannabis industry in Canada or in the United States could also be reason enough for CBP officers to deny entry. On September 21, 2018, CBP released a statement outlining its position with respect to enforcement of the laws of the U.S. It stated that Canada’s legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances and because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the cannabis industry in U.S. states or Canada may affect admissibility to the United States. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible. Employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in Canada or the United States (such as Parallel or the Post-Combination Company), who are not U.S. citizens, face the risk of being barred from entry into the United States for life.

The Post-Combination Company may be at a higher risk of IRS audit.

Based on anecdotal information, Parallel believes there is a greater likelihood that the Internal Revenue Service will audit the tax returns of cannabis-related businesses. Any such audit of our tax returns could result in our being required to pay additional tax, interest and penalties, as well as incremental accounting and legal expenses, which could be material.

The Post-Combination Company will be constrained by law in its ability to market and advertise its products.

Parallel’s marketing and advertising are, and the Post-Combination Company’s will be, subject to regulation by various regulatory bodies in the jurisdictions in which it operates. In Canada, the development of the Post-Combination Company’s business and related results of operations may be hindered by applicable regulatory restrictions on sales and marketing activities. For example, the regulatory environment in Canada will limit the Post- Combination Company’s ability to compete for market share in a manner similar to other industries. If the Post- Combination Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, its sales and results of operations could be adversely affected.

In the United States, Parallel’s advertising is, and the Post-Combination Company’s will be, subject to regulation by the FTC under the Federal Trade Commission Act, as well as the FDA under the Federal Food, Drug, and Cosmetic Act and USDA, including as amended by the Dietary Supplement Health and Education Act of 1994, and by state agencies under analogous and similar state and local laws. In recent years, the FTC, the FDA, USDA and state agencies have initiated numerous investigations of food and dietary supplement products both because of their CBD content and based on allegedly deceptive or misleading marketing claims and have, on occasion, issued “Warning Letters” due to such claims. Some U.S. states also permit content, advertising and labeling laws to be enforced by state attorneys general, who may seek civil and criminal penalties, relief for consumers, class action certifications, class wide damages and recalls of products sold by us. There has also been a recent increase in private litigation that seeks, among other things, relief for consumers, class action certifications, class wide damages and recalls of products. Parallel or the Post-Combination Company could become a target of such private class action litigation. Any actions against Parallel or the Post- Combination Company by governmental authorities or private litigants could have a material and adverse effect on its business, financial condition, operating results, liquidity, cash flow and operational performance.

Cannabis businesses are subject to unfavorable U.S. tax treatment.

Section 280E of the Code, as amended, prohibits businesses from deducting certain expenses associated with trafficking controlled substances (within the meaning of Schedule I and II of the CSA). The IRS has invoked Section 280E in tax audits against various cannabis businesses in the U.S. that are permitted under applicable State laws. Although the IRS issued a clarification allowing the deduction of certain expenses, the scope of such items is interpreted very narrowly and the bulk of operating costs and general administrative costs are not permitted to be deducted. While there are currently several pending cases before various administrative and federal courts challenging these restrictions, there is no guarantee that these courts will issue an interpretation of Section 280E favorable to cannabis businesses. Further, there are several pieces of legislation being considered by the U.S. Congress that could change the interpretation of Section 280E by removing its applicability to the legalized cannabis industry. Given these facts, the impact of any such challenge cannot be reliably estimated; however, it may be significant to the financial condition and/or the overall operations of the Post-Combination Company.

Parallel may not be able to accurately forecast its operating results and plan its operations due to uncertainties in the cannabis industry.

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to Parallel is limited and unreliable. Accordingly, Parallel must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Parallel’s market research and projections of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of Parallel’s management team. A failure in the demand for Parallel’s products to materialize as a result of competition, technological change or other factors could have a material adverse effect on Parallel’s business, results of operations, financial condition or prospects.

Canadian and other Legal and Regulatory Risks

General Regulatory and Licensing Risks

Parallel’s business is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of Parallel’s business objectives are contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of Parallel may result in a material adverse effect on the Post-Combination Company’s business, financial condition, results of operations or prospects.

Parallel is required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, involving public hearings and costly undertakings on the Parallel’s part. The duration and success of Parallel’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. Parallel may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of Parallel. To the extent necessary permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, Parallel may be curtailed or prohibited from proceeding with its ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on the Post- Combination Company’s business, financial condition, results of operations or prospects.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, Parallel’s existing operations in the U.S., and any future operations or investments of the Post-Combination Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Post-Combination Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Post-Combination Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Class A Subordinate Voting Stock is listed on a stock exchange, it would have a material adverse effect on the ability of holders of Class A Subordinate Voting Stock to make and settle trades. In particular, the Class A Subordinate Voting Stock could become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of securities through the facilities of the applicable stock exchange.

Several of Parallel’s licenses are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations.

While Parallel’s compliance controls have been developed to mitigate the risk of any material violations of any license it holds arising, there is no assurance that Parallel’s or the Post-Combination Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Post-Combination Company could impede the ongoing or planned operations of the Post-Combination Company and have a material adverse effect on the Post-Combination Company’s business, financial condition, results of operations or prospects.

Parallel may become involved in a number of government or agency proceedings, investigations and audits.

The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Post-Combination Company’s reputation, require the Post-Combination Company to take, or refrain from taking, actions that could harm its operations or require Post-Combination Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on the Post-Combination Company’s business, financial condition, results of operations or prospects.

The Post-Combination Company may be subject to the Risk of Changes in Canadian Laws or Regulations

The Post-Combination Company will be subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, the Post-Combination Company will be required to comply with certain Canadian securities law, income tax law and other legal and regulatory requirements, including those of any stock exchange should the Class A Subordinate Voting Stock become listed on a stock exchange. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on the Post-Combination Company’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on Post-Combination Company’s business, financial condition, results of operations or prospects.

Environmental Risks

Environmental Regulation

Parallel’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Post-Combination Company’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with the Parallel’s operations. To the extent such approvals are required and not obtained, Parallel may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Post-Combination Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on the Post-Combination Company and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Parallel and Ceres Acquisition Corp. Announce Business Combination to Create a Publicly Traded U.S. Cannabis Well-Being Company

Transaction expected to fuel the growth of Parallel’s U.S. footprint and enhance its mission to pioneer well-being and improve quality of life through cannabinoids

Beau Wrigley remaining as Chairman and CEO and Ceres Group Holdings’ Scooter Braun to serve as a Special Advisor

Transaction values Parallel at an implied enterprise value of US $1.884 billion(1)

Investors commit to an over-subscribed US $225 million private placement at closing; combined public company expected to have US $430 million cash balance at closing

Ceres Acquisition Corp.’s CEO Joe Crouthers to become a director of the combined public company, with an additional slate of 4 independent directors with significant health and life sciences experience

Joint conference call to discuss the proposed transaction today at 9:00 a.m. ET

ATLANTA, GA and TORONTO, Ontario— February 22, 2021 – Parallel (the “Company”), one of the largest privately-held multi-state cannabis operators in the United States (U.S.) and Ceres Acquisition Corp. (“Ceres”) (NEO: CERE.U, CERE.WT; OTCQX: CERAF), a special purpose acquisition corporation (SPAC), today announced they have entered into a definitive business combination agreement involving a transaction that, if completed, would result in Parallel becoming a public company (the “Transaction”). In addition, a group of investors, led by Ceres and Parallel, have committed to participate in the Transaction through an over-subscribed private investment in public equity (“PIPE”) of US $225 million. Subject to the satisfaction of Conditions (as defined below), the Transaction is expected to close in Summer 2021.

William “Beau” Wrigley Jr., Chairman and CEO of Parallel said: “We believe Parallel is ideally positioned for its next phase of growth, as we continue to build our presence in strategic markets and invest in innovation, R&D and the customer experience. Today’s milestone announcement is a testament to Parallel’s impressive growth to date, the strength of our business fundamentals, strong balance sheet, and above all, our unwavering commitment to further developing and enhancing our portfolio of cannabinoid products.

(1) All enterprise valuations included in this press release assume a $10.00 valuation of the Ceres stock and that there are no redemptions from Ceres' escrow account in connection with the closing of the business combination.

This transaction will enable Parallel to accelerate existing investments to transform not only our company but also the cannabis industry, as we seek to disrupt the more traditional beverage alcohol and healthcare spaces. As a public company, we will have access to capital to grow our national footprint through new licenses and M&A, improve our cultivation and production capacity, expand our established retail footprint, develop and launch rare cannabinoids products with therapeutic benefits, and conduct important clinical research in partnership with the University of Pittsburgh School of Medicine. We look forward to working with the Ceres team and benefiting from Scooter Braun’s expertise and extensive influencer network to reach our diverse consumers with creative omnichannel approaches that will fuel Parallel’s leadership in the cannabis industry.”

Joe Crouthers, Chairman and CEO of Ceres Acquisition Corp said: “Ceres’ deep cannabis and consumer experience, coupled with Scooter’s powerful network, makes Ceres an ideal partner for a well-positioned, well-led, high growth cannabis company like Parallel. The Ceres team has organized a set of truly unique resources that aims to open the top of the consumer awareness funnel and help fuel growth – from capital to cannabis to marketing to an extensive network in entertainment and access to consumers – we look forward to supporting Parallel’s transition to a publicly traded company.”

Scott “Scooter” Braun, Co-Founder of Ceres Group Holdings said: “I have carefully watched the cannabis industry and Parallel stands out as a leader in the space. With a culture of compliance and strong values, a commitment to social equity, and disciplined growth and innovation, I’m thrilled to work with Parallel. Together, Ceres and Parallel have the experience and reputation to drive growth and create value for all their stakeholders. Beau and his team stand out among the pack and bring to the table their deep experience and business acumen to run a public business of this size and I believe Parallel is primed for massive growth in the sector. I’m honored and excited for the opportunity.”

Summary of Transaction Terms

Ceres has agreed to acquire Parallel at an implied enterprise value of US $1.884 billion, and has received commitments from a group of investors in an over-subscribed PIPE of US $225 million at a price of US $10.00 per share issuable immediately prior to, and conditional on, completion of this business combination with Parallel. Substantial investment in the PIPE came from existing Parallel and Ceres investors, as well as institutions and private family offices in both the U.S. and Canada. The proceeds of the PIPE are intended to be used to fund Parallel’s continued growth and market expansion.

Following the close of the Transaction and subject to shareholder approval, Beau Wrigley will continue to serve as Parallel’s Chairman and CEO, Scooter Braun will serve as a Special Advisor, and the following individuals will constitute the Board of Directors:

•	Marina Bozilenko, who has over 30 years of investment banking and other healthcare industry expertise and currently serves as Strategic Advisor to William Blair and Company, where she previously served as Managing Director and Head of Biotech & Pharma;

•	Kevin Douglas, M.D., a biopharmaceutical professional with over 15 years of U.S. and international industry experience, who currently serves as Medical Director of U.S. Rheumatology and Study Designated Physician/Therapeutic Medical Director at Abbvie, Inc.;

•	Sarah Hassan, who was a founding partner of IM HealthScience and acting CFO through the sale of the company to Nestlé HealthScience in 2020, in addition to holding prior positions as a venture capital partner and fund manager;

•	Linda McGoldrick, a global business strategy leader and policy expert in healthcare, who has spent her entire 30-year career working in senior executive and advisory roles, including as CEO and independent board member of numerous healthcare and life sciences companies;

•	Joe Crouthers, Chairman and CEO of Ceres Acquisition Corp., who is a seasoned cannabis investor and entrepreneur who previously worked as a commodities trader and portfolio manager at Goldman Sachs; and

•	Phil Harris, current General Counsel at Parallel, who has experience as a partner across several Chicago based global law firms, where he served as a practice leader and on the management and diversity committees.

This strong slate of expertise in wellness, healthcare, life sciences and branding represents a significant diversity of perspectives across the Board.

The combined publicly listed company is anticipated to have Class A Subordinate Voting Stock and Class B Multiple Voting Stock. The Class B Multiple Voting Stock will have 15 votes per share and will be held by Beau Wrigley and his affiliate entities upon close. The Class A Subordinate Voting Stock will have one vote per share and will be the publicly traded class of stock upon the closing of the Transaction.

The Transaction is subject to the satisfaction of certain conditions (the “Conditions”), including but not limited to the approvals of U.S. state and local regulatory authorities, and the NEO Exchange and Canadian securities regulatory authority approvals, as well as certain third party consents. There can be no assurance that these conditions will be satisfied. The Transaction is also subject to Ceres shareholder approval and Parallel stockholder approval.

Parallel Investment Highlights

•	Proven Business Model, Attractive Valuation and Strong Fundamentals

o	The Transaction values Parallel at an implied enterprise value of US $1.884 billion with expected Net Revenues of US $447 million in 2021.

o	Expected pro forma cash on hand of US $430 million at close, including US $225 million from the PIPE and US $120 million of cash held in Ceres’ escrow account assuming no redemptions.

o	Management team and infrastructure designed to scale for meaningful growth driven by ongoing supply chain innovation and market growth.

•	Strong Presence in High Growth Markets, Complemented by Omnichannel Platform

o	Operations in five states that have potential to see significant growth in cannabis sales, including Florida, Pennsylvania, Massachusetts, Texas, and Nevada.

o	A total of 42 brick and mortar dispensaries drive brand recognition and opportunity to capitalize on market growth.

o	E-commerce infrastructure that supports the next phase of cannabis distribution, including online order-ahead, curbside pickup and home delivery sales, which is expected to drive strong net revenue generation.

•	Robust Research and Development ("R&D”) Platform

o	Parallel believes it is a leader in the production and commercialization of rare cannabinoids with significant therapeutic potential.

o	Parallel has developed cannabinoid research partnerships with renowned domestic and international research institutions.

o	Proprietary and exclusive technologies provide supply and cost advantages over competitors, as well as an expanded portfolio of products with broader therapeutic applications.

•	Track Record of Strategic M&A and Partnerships

o	Parallel has a demonstrated ability to consolidate, having successfully closed multiple transformative and accretive acquisitions which Parallel believes will enable it to efficiently build scale, create cost synergies, and provide new assets to drive growth.

o	Parallel intends to enter into a partnership with COOKIES, a collaboration that will strengthen the Company’s presence in Las Vegas with a well-known consumer retail brand, subject to the review and approval of the Nevada Cannabis Compliance Board.

o	Parallel looks forward to leveraging Ceres’ networks to drive meaningful business opportunities, including the founders of 72andSunny, MGMT, Red Light and others.

•	Dedication to Corporate Social Responsibility

o	Parallel’s commitment to corporate social responsibility (“CSR”) is focused on cultivating well-being with intentionality to benefit our people, customers, communities and the industry at large. Through its many partnerships, Parallel drives CSR through meaningful actions that positively impact the communities where we live and work.

o	This includes partnerships with CultivatED, Cannaclusive, Minority Cannabis Business Association, and CannabisLAB. These collaborations enable Parallel to promote social equity, build community relations, and build upon the positive impact of the cannabis industry.

o	Internally, Parallel has created Employee Resource Groups, launched an employee-giving platform called Parallel Cares, and organized community clean-up efforts as Parallel associates strive to enrich their communities in many ways.

o	Parallel is proud of its diverse employee base, which includes 41% of positions held by females and 37% of positions held by minorities.

•	Unmatched Consumer Goods Expertise and Management Track Record

o	William “Beau” Wrigley Jr. is the former CEO of the Wm. Wrigley Jr. Company, and grew that company to over US$5 billion in revenue with distribution in 180 countries before orchestrating its sale to Mars in 2008 for US$23 billion.

o	Scooter Braun is one of the entertainment industry’s most influential forces with a strong network in consumer industries broadly. His roster of management clients, including some of the biggest pop-culture icons in the world, has a significant fanbase globally across multiple generations, which are increasingly viewing cannabis through a wellness lens.

o	The broader management team has decades of consumer goods, retail, financial services and healthcare experience with both public and private companies.

Advisors

Perella Weinberg Partners LP is serving as financial advisor and Greenberg Traurig LLP and Aird & Berlis LLP are serving as legal advisors to Parallel. Canaccord Genuity Corp. is serving as financial and capital markets advisor and Manatt, Phelps & Phillips, LLP and Stikeman Elliott LLP are serving as legal advisors to Ceres.

Conference Call Information

A call regarding the proposed merger will take place at 9:00a.m. ET today, February 22, 2021. The call may be accessed by dialing (855)-480-0897 for domestic callers or (469)-565-9982 for international callers. The conference ID is 4779728. Please dial in at least five minutes prior to the start of the call.

A webcast of the call, along with this press release and the investor presentation are available in the “investor” section of the Parallel website at www.liveparallel.com and Ceres Acquisition Corp.’s website at www.ceresacquisition.com.

Additional Information

Ceres has filed today an investor presentation which describes in more detail the proposed transaction and provides a business overview of Parallel. The presentation is available under Ceres’s profile on www.sedar.com and on the U.S. Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, as well as on Ceres’ website, www.ceresacquisition.com.

Ceres expects to file with the Canadian securities regulatory authorities in each of the provinces and territories of Canada, except Quebec, a non-offering prospectus containing disclosure regarding, among other things, the Transaction and Parallel assuming completion of the Transaction. Investors and security holders may obtain a copy of the definitive agreements for the Transaction and the prospectus, when filed, under Ceres’s profile on the SEDAR website at www.sedar.com.

In connection with the Transaction, Ceres is expected to file a Form S-4 with the SEC and an information circular with Canadian securities regulators. Ceres and Parallel urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary prospectus and amendments thereto and the definitive prospectus, as well as other documents to be filed with the SEC and documents (including the prospectus and information circular) to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about Ceres, Parallel, the combined public company and the Transaction. Ceres also will file other documents regarding the Transaction with the SEC. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by Ceres through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ceres may be obtained free of charge from Ceres’ website at www.ceresacquisition.com or by written request to Ceres at Ceres Acquisition Corp., 1925 Century Park East, Los Angeles, California, United States 90067.

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by Ceres, Parallel or any entity that is party to the proposed Transaction with the SEC.

Forward Looking Statements

Certain information in this press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities legislation and U.S. securities law (referred to herein as forward-looking statements), including statements regarding the Transaction and expected future growth. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include, but are not limited to, statements related to activities, events or developments that Parallel or Ceres expects or anticipates will or may occur in the future, statements related to Parallel's business strategy objectives and goals, and Parallel's management's assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Forward-looking statements can often be identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", expect ", "intend", "potential ", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions or the negatives thereof. Such statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and are based on Parallel's management's belief or interpretation of information currently available. Forward-looking statements are neither historical facts nor assurances of future performance. Forward-looking statements in this press release includes statements regarding: the Transaction; Parallel's expansion strategy and plans to grow its market share in existing and new markets; Parallel's investment in new technologies and products; the development and expansion of Parallel's brands; and strategic acquisition opportunities. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. There can be no assurance that the transactions described herein will be completed or that, if completed, the combined public company will be successful.

Risk factors that could cause actual results, performance or achievement to differ materially from those indicated in the forward-looking statements include, but are not limited to the following: (i) the risk that the Transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ceres' securities, (ii) the risk that the Transaction may not be completed by Ceres' qualifying transaction deadline and the potential failure to obtain an extension of the qualifying transaction deadline if sought by Ceres, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the approval of the Transaction by the stockholders of Ceres and Parallel, as applicable, the satisfaction of the minimum trust account amount following any redemptions by Ceres' shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the impact of COVID-19 on Parallel's business and/or the ability of the parties to complete the proposed Transaction, (vii) the effect of the announcement or pendency of the Transaction on Parallel's business relationships, performance, and business generally, (viii) risks that the proposed Transaction disrupts current plans and operations of Parallel and potential difficulties in Parallel employee retention as a result of the proposed Transaction, (ix) the outcome of any legal proceedings that may be instituted against Parallel or Ceres or their respective, directors, officers and affiliates related to the proposed Transaction, (x) the risk that the combined public company 's securities will not be approved for listing on the NEO Exchange or, if approved, that the combined public company will be able to maintain the listing, (xi) the price of Ceres' and the combined public company 's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Parallel operates, variations in performance across competitors, changes in laws and regulations affecting Parallel's business and changes in the combined capital structure and a return on securities of the combined public company is not guaranteed, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Parallel operates, (xiv) the risk that Parallel and its current and future collaborators are unable to successfully develop and commercialize Parallel's products, brands or services, or experience significant delays in doing so, (xv) the risk that the combined public company may never sustain profitability, (xvi) the risk that the combined public company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (xvii) the risk that the combined public company experiences difficulties in managing its growth and expanding operations, (xviii) the risk that the pharmaceutical industry may attempt to dominate the cannabis industry , and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana, (xix) the agricultural risks related to insects, plant diseases, unstable growing conditions, water and electricity availability and cost, (xx) the risk that may arise because cannabis continues to be a controlled substance under the United States Federal Controlled Substances Act, (xxi) the risk of product liability or regulatory lawsuits or proceedings relating to Parallel's products and services, (xxii) the risk that the combined public company is unable to secure or protect its intellectual property, (xxiii) tax risks, including U.S. federal income tax treatment, (xxiv) risks relating to the reliance of Parallel on key members of management, (xxv) risks inherent in businesses related to the agricultural industry, (xxvi) risks relating to potentially unfavorable publicity or consumer perception, (xxvi) Parallel may be subject to the risk of competition from synthetic production and technological advances, (xxvii) investors in the combined public company and its directors, officers and employees who are not U.S. citizens may be denied entry into the United States, (xxviii) product recalls, (xxix) results of future clinical research, (xxx) difficulty attracting and retaining personnel, (xxxi) fraudulent or illegal activity by employees, contractors and consultants; information technology systems and cyber-attacks, (xxxii) security breaches, (xxxiii) natural disasters and terrorism risk, (xxxiv) restricted access to banking, (xxxv) risks related to the lending facilities, (xxxvi) risks of leverage, (xxxvii) ) heightened scrutiny by regulatory authorities, (xlvi) risk of legal, regulatory or political change, (xlvii) general regulatory and licensing risks, (xlviii) Parallel and the combined public company may be subject to the risk of changes in Canadian as well as U.S. federal, state and local laws or regulations, (xlix) limitations on ownership of licenses, (I) Nevada regulatory regime and transfer and grant of licenses, (Ii) regulatory action and approvals from the FDA, (Iii) constraints on marketing products, (liii) anti-money laundering laws and regulation, (liv) the combined public company’s status as an "Emerging Growth Company" under United States securities laws, (Iv) discretion in the use of proceeds, (lvi) subsequent offerings will result in dilution to shareholders of the combined public company, (lvii) voting control, and (lviii) unpredictability caused by capital structure and voting control. Readers are cautioned that the foregoing list is not exhaustive.

Parallel and Ceres undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

Parallel and Ceres undertake no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.

U.S. Disclaimer

Neither the securities of Ceres nor of Parallel have been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered and sold in the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Any securities of either Ceres or Parallel sold in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act. Such securities may be resold, pledged or otherwise transferred only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act.

About Parallel

Parallel is one of the largest privately-held, vertically-integrated, multi-state cannabis companies in the world with a mission to pioneer well-being and improve the quality of life through cannabinoids. Parallel owns and operates retail dispensaries in four medical and adult-use markets: Surterra Wellness in Florida and Texas; New England Treatment Access (NETA) in Massachusetts, and The Apothecary Shoppe in Nevada. Parallel also has a license under its Goodblend brand in Pennsylvania for vertically-integrated operations and up to six retail locations, in addition to a medical cannabis research partnership with the University of Pittsburgh School of Medicine. The Company has a diverse portfolio of high quality, proprietary and licensed consumer brands and products including Surterra Wellness, Coral Reefer, Float and Heights. Parallel operates approximately 50 retail stores nationwide, including cultivation and manufacturing sites across the four states. The Company, through its Parallel Biosciences division, conducts advanced cannabis science and conducts R&D for new product development in its facilities in Texas, Massachusetts, Florida, and Budapest, Hungary. Parallel follows rigorous operations and business practices to ensure the quality, safety, consistency and efficacy of its products and is building its business by following strong values and putting the well-being of its customers and associates first. Find more information at www.liveParallel.com, or on Instagram and LinkedIn. Any information accessed through Parallel’s website, Instagram or LinkedIn is not incorporated by reference into, and is not part of, this document.

About Ceres Acquisition Corp.

Ceres is a recently organized special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination. For further information on Ceres please visit our website or you can find us on LinkedIn, Twitter and Instagram.

Contacts

Parallel Media:
Taylor Foxman-Weiner
tfoxman@liveparallel.com

Parallel Investors:

Parallel@fticonsulting.com

Ceres:

Briana Chester

Ceres@mattio.com

Project Cereal– Investor Call Transcript

Laurie MacKenzie

Good morning everyone. I’m Laurie MacKenzie, executive vice president of corporate communications at Parallel. Thank you for joining today’s conference call to discuss the business combination between Parallel and the Ceres Acquisition Corp. On the call today are Joe Crouthers, Chairman and CEO of Ceres Acquisition Corp., Beau Wrigley, Chairman and CEO of Parallel, and James Whitcomb, CFO of Parallel.

By now, everyone should have access to the transaction press release, which went out earlier today. If you have not had the chance to review that release, it is available on the investor relations section of the Parallel website at liveparallel.com, on the Ceres Acquisition Corp. website at ceresacquisition.com, under Ceres’ profile at www.sedar.com, and on the U.S. Securities Exchange Commission’s website at www.sec.gov.

Before we begin today's call, We would like to remind listeners that certain portions of the call will contain forward looking information including, but not limited to, statements related to activities, events or developments that the Parallel or Ceres expects or anticipates will or may occur in the future, statements related to Parallel’s business strategy, objectives and goals, and Parallel’s management’s assessment of future plans and operations which are based on current internal expectations, estimates, projections, assumptions and beliefs.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided, and forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

For more information on these risks and uncertainties, please refer to the disclosures section of the investor presentation, a copy of which is also available on the investor relations section of the Parallel website, on the Ceres Acquisition Corp. website, under Ceres’ profile at sedar.com and on the SEC’s website at sec.gov.

We do not undertake to update any forward-looking information provided on this call, except as required by applicable securities laws. Also please note that all figures are in US dollars.

In addition, where we refer to EBITDA, we remind you that it is a non-GAAP measure and may not be the same as that used by other companies. We refer you to the reconciliation contained in the investor presentation.

In connection with the proposed business combination, Ceres is expected to file a Form S-4 with the SEC and an information circular with the Canadian securities regulators. Ceres and Parallel urge investors, stockholders or other interested persons to read, when available, these documents, as well as other documents filed with the SEC and the Canadian securities regulators in connection with the proposed business combination, as these materials will contain important information about Ceres, Parallel, and the pro forma company and the proposed business combination. These documents may be obtained free of charge through the SEC website and from the Ceres’ website at ceresacquisition.com.

And with that, it is my pleasure to turn the call over to Ceres Acquisition Corp. Chairman & CEO, Joe Crouthers.

Project Cereal– Investor Call Transcript

Joe Crouthers

Thanks, Laurie. And thank you all for joining today’s call, where we will discuss the Parallel and Ceres transaction announcement.

Before I turn the call over to the Parallel team, I’d first like to provide some brief background on myself, Ceres and why we’re so excited to be merging with Parallel.

After spending 12 years as an advisor and portfolio manager at Goldman Sachs, I co-founded Ceres Group with four long-time associates with complementary backgrounds focused on the unique opportunity in the Cannabis industry. Since our founding in 2016, we have invested in over a dozen cannabis deals in both the US and abroad including brand, supply chain, ancillary, and plant touching companies. There’s nothing better than to drive success for your investors, do a lot of good along the way, and ultimately to be on the right side of such a historical movement.

In March of 2020, we formed Ceres Acquisition Corp., a Special Purpose Acquisition Corporation, giving us the opportunity to unleash the full power of our network and resources. As investors, we like to understand what the key issues innovators across the industry are facing – what keeps them awake at night. We heard time and time again that funding and marketing were top concerns for cannabis industry executives.

We launched this SPAC with participation from top-flight partners, including the founders of: 72andSunny, a global marketing, advertising, and design company; MGMT, a full-service talent management agency; and Red Light Management, one of the largest independent music management companies in the world and partner in a number of music festivals. We believe that these relationships can assist Parallel with accessing the top of the consumer awareness funnel and contributing to future growth.

When identifying the right partner for our SPAC transaction, Ceres enacted a rigorous process, meeting with 200 plus companies all around the country and across key verticals. Amongst all of them, Parallel stood out as a company that could drive well-being and growth in this emerging industry. Our backgrounds and goals are well-aligned, and we expect that Ceres’ experience and network will serve Parallel well as we support their transition to a publicly traded company.

Next, I’d like to offer some thoughts on why Ceres has focused and found success in this growing industry.

The growth and evolution of the cannabis industry has been tremendous, and according to estimates from Arcview the legal global cannabis market will be nearly $47 billion in 2025. And the U.S. – where Parallel is a key player – represents nearly $34 billion, more than 70%. Further, over the last 20 years, support for cannabis legalization has risen dramatically, with consumption growing fastest among the 55-plus age group and 21-to-25-year-olds increasingly turning to cannabis as a replacement for other wellness options as well as alcohol.

As we all contemplate the future of this industry, it is incredible to think that my five-month-old daughter may never know a world where cannabis is illegal. We believe cannabis truly represents a high-growth, high-potential industry with vast opportunities for investors and consumers alike.

Project Cereal– Investor Call Transcript

There’s a number of attributes that make Parallel such a rare gem, including its well-diversified and well-credentialed executive team. Additionally, we believe that no other MSO has put in the same time and resources to curate sophisticated brands with the foresight on the importance of national brands to come. We also haven’t seen another MSO that is as well-positioned to capitalize on the medical utility that cannabinoids have to offer. Jazz’s recent $7.2 billion acquisition of GW Pharma is just the tip of the iceberg and I am excited for the world to see what Parallel is pioneering through the acquisition of Molecular Infusions and partnerships with the University of Pittsburgh School of Medicine and Eleszto Genetika.

We believe Parallel’s business model, strong financials, and unique consumer access, are just a few items that underscore why Parallel is well positioned for success. We love Parallel’s footprint and business approach, both of which mesh well with the Ceres team.

The combination of Ceres and Parallel will add the unmatched influence of Scooter Braun to one of the cannabis industry’s most experienced management teams.

At the helm of Parallel is Beau Wrigley Jr., former Chairman and CEO of Wrigley, who dramatically grew that company, further embedding it as a household name and consumer powerhouse before orchestrating the company’s sale to Mars in 2008 for $23 billion. We believe Beau and the management team at Parallel are seasoned veterans with the right experience to lead Parallel’s rapid growth and establish the post-business combination company as an industry leader.

A co-founder of Ceres Group, Scooter Braun is one of the entertainment industry’s most influential forces and manager of some of the biggest pop-icons in the world. He also possesses an impressive network and influence in consumer industries broadly. Scooter has been a silent investor in the cannabis industry for over four years, and Parallel is the company that he is excited to stand behind and support.

These two veterans alongside a full roster of top-tier C-Suite executives, comprise a group of enviable leaders with extensive reach.

I want to hit a few highlights of today’s transaction, which we see as a testament of our strong partnership and solid foundation for Parallel’s start as a public company.

Parallel and Ceres have received commitments for $225 million in an over-subscribed PIPE financing from a group of investors, including existing Ceres and Parallel backers, at a price of $10 per share. The transaction values Parallel at a pro forma enterprise value of approximately $1.88 billion based on 2021 expected revenues of $447 million.

Following the close of the transaction, which we currently expect to occur in the summer of 2021, it is anticipated that Parallel will have pro forma cash on hand of $430 million. This includes the $225 million from the PIPE and $120 million of cash held in Ceres’ escrow account assuming no redemptions.

Project Cereal– Investor Call Transcript

We believe Parallel represents the future of the cannabis industry; the team is credible, innovative, and relentless in their pursuit of improving global well-being. At Ceres, we’re both excited and proud to call them partners.

With that, I will turn the call over to Beau.

Beau Wrigley

Thank you, Joe. I’m Beau Wrigley, Chairman and CEO of Parallel. Thank you for joining the call today to discuss Parallel’s exciting merger with Ceres Acquisition Corp., which will result in Parallel becoming a publicly traded company to be listed on the Canadian NEO exchange upon completion of the transaction.

In my remarks today, I would like to provide an overview of Parallel, our differentiation in the cannabis industry, why now is the right time for Parallel to become a public entity, and the details of our exciting partnership with Ceres. But first, I would like to provide an overview of Parallel and what sets us apart in the dynamic and rapidly growing cannabis industry.

As one of the largest privately held, vertically integrated, multi-state cannabis companies in the world, our mission at Parallel is to pioneer well-being and improve the quality of life through cannabinoids. Our core business today includes vertically integrated operations across five states. We operate 42 retail stores and approximately 50 locations nationwide, including cultivation and manufacturing sites. With a diverse portfolio of high quality, proprietary and licensed consumer brands and products, we are expanding our product assortment with new, innovative applications and form factors every day.

Parallel has built stability through strong revenue growth and profitability. Few others in the industry – even those with high valuations on the public stock markets – can make this claim, and in 2021 we expect to have positive operating cash flow. In an industry still being defined and undergoing constant consolidation, we believe this sets us apart and puts us in a position of strength. We also have successfully demonstrated our ability to consolidate amidst a challenging environment, having closed transformative and highly accretive acquisitions to efficiently build scale, create cost synergies, and provide new assets to drive growth.

As a strong and rapidly growing company, we have expected revenue of $447 million in 2021.

We have a deep, high-quality leadership team, with decades of cumulative experience across consumer goods, retail, financial services, healthcare, and life sciences from both public and entrepreneurial private companies. I believe we have assembled one of the most talented teams of professionals in the industry. The leadership and know-how of this management team is the right combination that we believe will drive our long-term success. I think I can speak for the entire team when I say our collective passion to pioneer well-being and improve the quality of life through cannabinoids is our motivation each and every day.

Project Cereal– Investor Call Transcript

And now we are fortunate to have the strength of the Ceres team and Scooter Braun, who will join Parallel as a Special Advisor, with their impressive slate of relationships and access across the entertainment industry. Scooter is well-known as one of the major forces and innovators in the entertainment industry, and with his strong network in consumer industries broadly, we believe he will be instrumental in developing creative marketing strategies that leverage our omnichannel platform.

Subject to certain conditions associated with the transaction, including shareholder approval, I will be joined by world-class individuals to comprise our Board of Directors going forward, including:

•	Marina Bozilenko, who has over 30 years of investment banking and other healthcare industry expertise and currently serves as a Strategic Advisor to William Blair and Company, where she previously served as Managing Director and Head of Biotech & Pharma,

•	Kevin Douglas, M.D., who is a biopharmaceutical professional with over 15 years of U.S. and international industry experience, currently serving as Medical Director of U.S. Rheumatology and Study Designated Physician/Therapeutic Medical Director at Abbvie, Inc,

•	Sarah Hassan, who is a founding partner of IM HealthScience and was acting CFO through the sale of the company to Nestlé HealthScience in 2020, in addition to holding prior positions as a venture capital partner and fund manager,

•	Linda McGoldrick, who is a global business strategy leader and policy expert in healthcare who has spent her entire 30-year career working in senior executive and advisory roles, including as CEO and as an independent board member of numerous healthcare and life sciences companies,

•	Joe Crouthers, Chairman and CEO of Ceres Acquisition Corp., who is a seasoned cannabis investor and entrepreneur who previously worked as a commodities trader and portfolio manager at Goldman Sachs, and

•	Phil Harris, who is the current General Counsel at Parallel and has the experience as a partner across several Chicago based global law firms, where he served as a practice leader and on the management and diversity committees.

Now, I want to talk about what makes Parallel stand out in the cannabis industry:

•	In a young, growing industry, Parallel is already profitable and we expect to be operating cash flow positive this year. We believe this provides a leg up against competitors in capturing the growing market and in consummating potential acquisitions.

•	We are already established in strategic, high growth, limited license markets, complementing our omnichannel platform and providing a robust foundation for growth in states with high barriers to entry.

•	With significant expansion opportunities in existing markets and a track record of successful M&A, we believe we have a strong embedded pipeline for organic AND inorganic growth across our markets, which we expect will enable Parallel’s high growth trajectory.

•	We maintain a unique organizational focus on innovation and believe our capabilities in short, mid-, and long-term R&D are differentiating factors, as is the strength of our intellectual property.

•	Our success to date is attributable in part to our unique consumer goods expertise, brand building and the prioritization of well-being for our customers.

•	We champion Corporate Social Responsibility initiatives through advocacy campaigns for the cannabis industry, promoting social equity, and internal programs to enable our associates to facilitate positive change that benefits our people, customers, communities, and the broader industry.

Project Cereal– Investor Call Transcript

As part of our strategy, we plan to continue to scale and look for these value-enhancing opportunities through investment in retail, cultivation, and production.

In short, we believe our business model, underscored by organic revenue growth, robust R&D, and a history of successful M&A, positions us for long term value creation for our shareholders.

What makes Parallel an attractive company, first and foremost, are our high-quality assets in high-growth markets, providing enhanced access for consumers to innovative cannabis products. We are focused on establishing leading positions in the best markets in the country, including:

•	First, Surterra Wellness in Florida, which has 39 stores currently open and expects to expand our cultivation canopy significantly by the end of the year.

•	Second, Surterra was also awarded one of three licenses to operate in the state of Texas and we plan to open our first retail location by the end of 2021 and dramatically expand our cultivation in this key market. We have first-mover advantage in a market with tremendous potential as the second most populous state in the country.

•	Third, New England Treatment Access, better known as NETA, is our retail brand in Massachusetts, and is the market leader by net revenue in the state, with 2 stores and a third location planned to open in the second quarter. Additionally, we expect to expand our market presence through both physical retail locations and wholesale distribution.

•	Fourth, we have a foothold in Las Vegas with The Apothecary Shoppe, and we intend to enter into a partnership with COOKIES, an exciting collaboration that will strengthen Parallel’s presence in Las Vegas with a well-known consumer retail brand, subject to the review and approval of the Nevada Cannabis Compliance Board. We will share more about this exciting partnership in the weeks to come.

•	Fifth, Parallel also recently won a license in Pennsylvania for vertically integrated operations and has a medical cannabis research partnership with the University of Pittsburgh School of Medicine, which will support important clinical research into the benefits of cannabis for the symptoms of sickle cell anemia, pain and sleep. We expect to open our full allotment of six stores by the end of 2021.

These are strategic markets with high growth potential and Parallel’s leading positions are a core component of our business strategy. Thinking longer term, given our scalability and proven success entering new markets, both organically and through acquisition, we believe we are well positioned to capture the growing market at a stronger rate than our peers and expand into new territories over time. We are actively pursuing opportunities in New Jersey, Virginia and Georgia, and evaluating additional states for selective market expansion as cannabis legislation continues to evolve across the country.

Project Cereal– Investor Call Transcript

You’ve heard me reference our R&D capabilities throughout the call. Our emphasis on R&D is to drive wellness – evaluating the potential benefits of numerous cannabinoids across a multitude of applications and enhancing the efficiency with which the therapeutic benefits of cannabis are deployed.

Through the commercialization of rare cannabinoids with significant therapeutic potential and the ability to compete with therapies traditionally reserved for large pharmaceuticals, we believe Parallel’s innovative R&D engine is well equipped to make advances on both fronts. We believe our cutting-edge product development, including our patent-pending nanoemulsion beverage technology, provides unique offerings for consumers with mass market potential.

We have a leading internal R&D arm, Parallel Biosciences, which is complemented by our cannabinoid research partnerships. These include renowned domestic and international research institutions to drive biological research and drug discovery, including the University of Pittsburgh School of Medicine. We have also partnered with Eleszto Genetika to enable low-cost production of rare cannabinoids which we believe will further differentiate us from our competition.

Our consumer brands are also key to our strategy. We see well-being along a spectrum of what quality of life means to different people at different points of their lives, and we believe our brands cover the full range of what they need. We recognize consumers have different needs towards well-being, which is why each of our proprietary brands is distinct. The consumer is at the heart of everything that we do, and all of our brands look to improve the lives of our consumers.

Parallel’s diverse portfolio of high quality, proprietary and licensed consumer brands and products including Surterra Wellness, Coral Reefer, Float and Heights is distinct, yet all seek to improve well-being and reflect our uncompromising commitment to consistency, quality, and efficacy. Each one of Parallel’s 42 brick-and-mortar dispensaries drives brand recognition. These are complemented by our strong, local retail brands, which we own and operate in four medical and adult-use markets: Surterra Wellness in Florida and Texas, NETA in Massachusetts, and The Apothecary Shoppe in Nevada. As part of our long-term vision, we currently plan to also grow our Goodblend retail concept, a state-of-the-art design that provides authenticity for cannabis veterans and is approachable for new-to-cannabis users. I look forward to further unveiling this brand concept to all of you in due course.

Before concluding my remarks, I would like to take a moment to recognize the incredible contributions of Parallel’s more than one thousand associates across the country. It is our associates’ dedication and commitment to our mission to pioneer well-being and improve quality of life through cannabinoids that has enabled us to accomplish this milestone.

I appreciate everyone’s time today and look forward to speaking with many of you over the coming months and beyond. We are excited for Parallel’s future and the value we expect to create for all of our stakeholders. With that, please allow me to introduce to you James Whitcomb, Parallel’s Chief Financial Officer, who will discuss Parallel’s financial position and details of today’s transaction. James?

James Whitcomb

Thank you, Beau. I’m James Whitcomb, Parallel’s Chief Financial Officer. I’m going to close today’s call with some brief remarks about the strength of Parallel’s fundamentals and details about the transaction.

Project Cereal– Investor Call Transcript

I’d like to first talk about Parallel’s growth over the past several years. As Beau mentioned, our strategy has centered on strengthening our presence in high growth markets, investing in our robust R&D platform, and executing strategic and accretive M&A. Seamlessly implementing our strategy has translated into improved sales, higher margins, and an expanded national footprint.

More specifically on the point of high-growth markets, as Beau mentioned, we recently secured a license in Pennsylvania for our vertically integrated cannabis operations. We believe this, coupled with our partnership with the University of Pittsburgh School of Medicine, will position us well as a leading player in the Pennsylvania market. In fact, we currently expect to open six stores in Pennsylvania by the end of 2021.

Looking ahead to new markets, we currently have license applications pending in Georgia, New Jersey and Virginia, where Parallel could potentially open the doors to as many as 17 new retail locations. As we continue to take advantage of legalization across states and new legislation that enhances our freedom to operate, we expect our expanded footprint and scale will further strengthen our margins.

By 2022, we currently expect our net revenues will reach over $785 million, which represents a 53% CAGR. We believe these estimates are fully achievable with the organic growth opportunities in front of us. Texas is an example of a limited license state where we have a first mover advantage, and we believe that state has tremendous potential that investors are able to take advantage of at a low cost today given the time it will take that market to fully ramp. We also anticipate meaningful upside when considering potential contributions from the many innovations our R&D teams and partnerships are hard at work commercializing, such as nanoemulsion beverages and sleep aids, as well as other rare cannabinoid-based products.

When you look at the benefits of a highly regulated market still being defined, we believe we are better armed than others to capture the growing market, with the flexibility to place multiple bets and continue to scale. And as we do so, we have numerous levers that could enhance our profitability, including expanding capacity to drive wholesale distribution and proprietary technology that can lower our cost of production, taking advantage of significant operating leverage.

In so many ways, the future powerhouses of this young industry are being shaped based on those with first mover advantage, those who can scale quickly and efficiently, and those who can build a strong company with a recognized brand. We believe our efforts to date; revenue generation and pro forma cash position enables Parallel to succeed on all of these fronts.

As you likely saw in our press release this morning, Parallel and Ceres received commitments for an over-subscribed $225 million PIPE financing from a group of investors, including existing Parallel and Ceres backers, at a price of $10 per share. The transaction values Parallel at approximately $1.88 billion with expected revenues of $447 million in 2021.

Following the close of the transaction, pending approval from our state cannabis regulatory authorities and financial regulators in the US and Canada, the combined company will trade publicly on the Canadian NEO Exchange. Further to that, Parallel anticipates it will have pro forma cash on hand of $430 million at close, which includes the $225 million from the PIPE and $120 million of cash held by Ceres, as well as one of the lowest net leverage ratios in the cannabis industry.

We believe our strong balance sheet will position us to continue to execute on our strategy – accelerating strategic investments in high-growth markets and R&D, both of which we anticipate help Parallel to increase market share.

Project Cereal– Investor Call Transcript

When looking at the industry, Parallel compares favorably to other well-regarded cannabis companies across several valuation metrics. Importantly, we believe Parallel is growing just as fast, or in some instances faster from a revenue perspective, and we expect to have similar margins as we continue to invest and ramp our operations across our key markets.

Based on relative valuations, we believe Parallel will represent a compelling investment opportunity upon being a publicly traded entity.

I’d like to conclude today’s remarks by summarizing why today’s announcement is so exciting for both Parallel, Ceres and the cannabis industry more broadly. We believe Parallel has the right strategy, leadership team, consumer experience and financial strength to drive forward its vision to pioneer well-being and improve the quality of life through cannabinoids.

We look forward to keeping our investors apprised throughout the closing process in the coming months, along with much more exciting news down the road for Parallel. Thank you for joining today’s call and enjoy the rest of your day.

Subject Line: Today’s Exciting News for Parallel

To:       All Associates

From:   Beau Wrigley

Team,

It is my great pleasure to share some exciting news that reflects Parallel’s continued commitment to our customers, patients, associates, and shareholders as we move forward in our shared mission to improve the quality of life for all of humanity through the benefits of cannabinoids. This morning Parallel announced through a press release (https://www.prnewswire.com/news-releases/parallel-and-ceres-acquisition-corp-announce-business-combination-to-create-a-publicly-traded-us-cannabis-well-being-company-301232236.html) that we intend to become a publicly traded company on the Canadian NEO exchange through a combination with Ceres Acquisition Corp., a special purpose acquisition corporation (SPAC). We’ll tell you more about the Ceres SPAC and what going public through a SPAC means, but first we want to share why this is good news for you.

Transitioning to a publicly traded company is expected to put Parallel in a position to continue delivering on our promise to our customers and patients. It will mean that we can invest more in our existing markets, as well as new and emerging markets in addition to further investments in R&D, cultivation, production, retail, and our associates. All of this will advance our vision to develop high-quality and innovative cannabinoid products. It will also give us currency through our publicly traded Parallel stock to consider future M&A transactions.

You are likely wondering what this announcement means for you and how it will impact your experience with Parallel. Most importantly, this announcement will not impact your day-to-day responsibilities, compensation or benefits. It will not change our executive leadership team, our operating structure or our commitment to our customers, patients and associates.

This transaction will not result in a change in control that would cause restricted stock units or stock options to vest. That is because, as we’ve noted previously, a change of control is when our company is acquired, sold or merged with a company that will own more than 50% of the voting power. That will not happen with this transaction, and thus vesting will not accelerate. To further clarify, vesting of your current shares will remain under the timeline originally designated. We will keep you informed about this as we move forward.

Ceres Acquisition Corp. is a SPAC, which means it is essentially a publicly traded investment company that was formed with the sole purpose of combining with a high-growth private company like ours. The Ceres SPAC was formed specifically to invest in a cannabis business and will do so through this transaction with Parallel. It will take a few months for the deal to be completed. When this happens, Parallel will become a publicly traded company, and we will continue on our path with the same vision, business model and leadership team.

The Ceres SPAC and Parallel are a good fit for several reasons. The Ceres SPAC principles are aligned with our mission and values, especially in our purpose of bringing well-being to our customers through cannabis. They support our leadership, our consumer brand building and our R&D priorities. When this transaction is complete, Parallel will also benefit from Scooter Braun’s extensive influencer network throughout the entertainment industry.

I am confident that this is the best possible path forward for our associates, customers and shareholders as we work every day to enhance the full spectrum of well-being and to help us all live healthier, happier lives.

We will be having an All Associate Town Hall today at 4:00 pm ET during which we will share more about what this announcement means for you, our customers and our shareholders. We also look forward to answering your questions. Look for an invite to be sent shortly.

Today is the first step in the process, and we will be sharing more information with you all in the weeks to come. In the meantime, please see the attached press release and look for additional information to be shared on Workplace.

I thank you all for your continued hard work, focus and collaboration today and in the days ahead. I hope you share my excitement for the opportunities that lie ahead.

Thanks for all you do,

Beau

Note: As a reminder, if you happen to receive an inquiry from a third party, the media, or interested investor, please remember that only approved spokespersons can speak on behalf of the company. Please send any inquiries to Laurie MacKenzie @ LMacKenzie@liveParallel.com or to Taylor Foxman @ TFoxman@liveParalell.com in Corporate Communications.

This is to ensure compliance with applicable securities law during the transaction process.